Exhibit 2.1
Execution Copy
AGREEMENT AND PLAN OF MERGER
BETWEEN
OMAHA ACQUISITION CORP.
AND
WEST CORPORATION
DATED AS OF MAY 31, 2006

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2006 (this “Agreement”), between Omaha Acquisition Corp., a Delaware corporation (“Newco”), and West Corporation, a Delaware corporation (the “Company”) (Newco and the Company being hereinafter collectively referred to as the “Constituent Corporations”). Except as otherwise set forth herein, capitalized (and certain other) terms used herein shall have the meanings set forth in Section 1.1.
W I T N E S S E T H:
     WHEREAS, the Board of Directors of Newco and, based upon the recommendation of the special committee of its Board of Directors (the “Special Committee”), the Board of Directors of the Company have each approved the merger of Newco with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock” or the “Shares”), other than Founder Shares (as defined herein), Rollover Shares (as defined herein) and Dissenting Shares (as defined herein), will be converted into the right to receive cash in an amount equal to $48.75 per share, (ii) the holders of Rollover Shares shall retain a portion of their equity interest in the Company in connection with the Merger as more fully described herein and (iii) each issued and outstanding Founder Share will be converted into the right to receive cash in an amount equal to $42.83 per share;
     WHEREAS, based upon the recommendation of the Special Committee, the Board of Directors of the Company has (i) determined that the Merger is advisable and in the best interests of the Company and its stockholders (other than the holders of Founder Shares and Rollover Shares), (ii) approved and declared advisable this Agreement, the Merger and the transactions contemplated hereby and (iii) recommended approval and adoption by the stockholders of the Company of this Agreement and the transactions contemplated hereby;
     WHEREAS, the Board of Directors of Newco has determined that this Agreement and the Merger are advisable and in the best interests of Newco and its stockholders and recommended approval and adoption by its stockholders of this Agreement and the transactions contemplated hereby;
     WHEREAS, the Board of Directors of the Company has heretofore taken the actions referred to in Section 4.14 relating to Section 203 of the DGCL (as defined below);
     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Newco’s willingness to enter into this Agreement, each of the Founders and Newco are entering into a voting agreement, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, each such Founder will agree to vote its Shares in favor of approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger), upon the terms and subject to the conditions set forth in the Voting Agreement;
     WHEREAS, the Company and Newco intend that the Merger qualify as a leveraged recapitalization for financial reporting purposes; and
     WHEREAS, each of Newco and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, each of Newco and the Company hereby agrees as follows:
ARTICLE I
DEFINITIONS; INTERPRETATION
     Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms. Any agreement referred to below shall mean such agreement as amended, supplemented or modified from time to time prior to the date hereof to the extent permitted by the applicable provisions thereof or as required or explicitly permitted by this Agreement.
     “Adverse Recommendation Change” shall have the meaning set forth in Section 6.2(d).
     “Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly Controls, is Controlled by or is under common Control with such Person.
     “Agreement” shall have the meaning set forth in the introductory paragraph of this Agreement.
     “Benefit Plan” means any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, employee stock purchase, stock appreciation, restricted stock or other employee benefit plan, program, agreement or arrangement as to which the Company or any of its Subsidiaries sponsors, maintains, contributes or is obligated to contribute for the benefit of any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any material liability, including any ERISA Benefit Plan.
     “Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.
     “By-laws” shall have the meaning set forth in Section 2.5(b).

     “Capitalization Date” shall have the meaning set forth in Section 4.3.
     “Certificate of Merger” shall have the meaning set forth in Section 2.3.
     “Certificates” shall have the meaning set forth in Section 3.2(b).
     “Closing” shall have the meaning set forth in Section 2.2.
     “Code” means the U.S. Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.
     “Commitment Letters” shall have the meaning set forth in Section 5.7.
     “Company” shall have the meaning set forth in the introductory paragraph of this Agreement.
     “Company Common Stock” shall have the meaning set forth in the first recital of this Agreement.
     “Company Intellectual Property” shall have the meaning set forth in Section 4.15.
     “Company Letter” means the letter from the Company to Newco dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Letter.
     “Company Preferred Stock” shall have the meaning set forth in Section 4.3.
     “Company SEC Documents” shall have the meaning set forth in Section 4.6.
     “Company Stock Incentive Plan” shall have the meaning set forth in Section 4.3.
     “Company Stock Options” shall have the meaning set forth in Section 4.3.
     “Company Stock Plans” shall have the meaning set forth in Section 4.3.
     “Company Stock Purchase Plan” shall have the meaning set forth in Section 4.3.
     “Company Stock Units” shall have the meaning set forth in Section 7.2(d).
     “Company Stockholder Approval” shall have the meaning set forth in Section 7.3(a).
     “Confidentiality Agreement” shall have the meaning set forth in Section 7.4.
     “Constituent Corporations” shall have the meaning set forth in the introductory paragraph of this Agreement.
     “Contract” means any note, bond, deed, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding commitment, undertaking, arrangement, understanding, instrument or obligation, whether written or oral and whether express or implied.

     “Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.
     “Current Premium” shall have the meaning set forth in Section 7.9(b).
     “D&O Insurance” shall have the meaning set forth in Section 7.9(b).
     “Debt Financing” shall have the meaning set forth in Section 5.7.
     “Deferred Compensation Plan” means the West Corporation Restated Nonqualified Deferred Compensation Plan, as amended.
     “DGCL” means the General Corporation Law of the State of Delaware.
     “Dissenting Shares” shall have the meaning set forth in Section 3.1(e).
     “Dissenting Stockholder” shall have the meaning set forth in Section 3.1(e).
     “Effective Time” shall have the meaning set forth in Section 2.3.
     “Environmental Laws” means all foreign, federal, state, or local statutes, common law, regulations, ordinances, codes, orders or decrees relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.
     “Equity Funding Letters” shall have the meaning set forth in Section 5.7.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.
     “ERISA Benefit Plan” means a Benefit Plan that is also an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or that is also an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA).
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
     “Exchange Fund” shall have the meaning set forth in Section 3.2(a).
     “Excluded Party” shall have the meaning set forth in Section 6.2(b).
     “Expenses” means documented and reasonable fees and expenses incurred or paid by or on behalf of Newco or its Affiliates since January 1, 2005 in connection with the Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Commitment Letters, the Equity Funding Letters and the other transactions contemplated hereby or thereby, including all documented and reasonable fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Newco.
     “Financing” shall have the meaning set forth in Section 5.7.
     “Financed Transactions” shall have the meaning set forth in Section 5.7.
     “Founder Merger Consideration” shall have the meaning set forth in Section 3.1(c).
     “Founder Shares” means the Shares held by either of the Founders or any entity that holds shares for their benefit as of the Effective Time, other than that number of Shares held by them and designated as Rollover Shares.
     “Founders” means each of Mary West and Gary West.
     “GAAP” means United States generally accepted accounting principles.
     “Goldman Sachs” means Goldman, Sachs & Co.
     “Government Contract” means any contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).
     “Governmental Entity” means any federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational, any arbitral body or Nasdaq.
     “Guarantees” shall have the meaning set forth in Section 5.2.
     “Guarantors” shall have the meaning set forth in Section 5.2.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Indebtedness” means (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and penalties, fees and premiums with respect thereto), (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) obligations of the Company or any of its Subsidiaries under capitalized leases or any so called synthetic, off-balance sheet or tax retention leases, (iv) obligations in respect of interest rate and currency obligation swaps, hedges, collars or similar arrangements, (v) obligations of any Person in which the Company or any of its Subsidiaries beneficially owns equity interests that are intended to function primarily as a borrowing of funds by the Company or any of its Subsidiaries (such as receivables financing transactions and minority interest transactions) that are not included as a liability on the Company’s consolidated balance sheet in accordance with GAAP and (vi) all obligations of the Company or any of its

Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Company or any of its Subsidiaries.
     “Indemnified Person” shall have the meaning set forth in Section 7.9(a).
     “Initiation Date” means the 10th Business Day after the date the Proxy Statement is first mailed to the Company’s stockholders; provided, however, that such 10 Business Day period shall not commence unless and until the Company has provided the Required Financial Information to Newco.
     “Intellectual Property” means United States or foreign intellectual property, including (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, logos, trade names, corporate names, domain names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrights and copyrightable works and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including research and development, know–how, formulas, compositions, processes, techniques, methods, schematics, technology, technical or other data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software (including databases and related documentation) and (vi) all other proprietary rights, whether now known or hereafter recognized in any jurisdiction.
     “Investments” shall have the meaning set forth in Section 4.2.
     “IRS” means the U.S. Internal Revenue Service.
     “Knowledge” shall mean the actual knowledge, after reasonable inquiry, of the officers of the Company set forth in Item 1.1 of the Company Letter or the senior executive officers of Newco, as the case may be.
     “Leased Real Property” shall have the meaning set forth in Section 4.17(b).
     “Liens” means any pledges, claims, liens, charges, encumbrances, mortgages, options to purchase or lease or otherwise acquire any interest, community or other marital property interests, conditions, equitable interests, licenses, security interests, rights of way, easements, encroachments, servitudes, rights of first offer or first refusal, buy/sell agreements and any other restriction governing the use, construction, voting (in the case of any security or equity interests), transfer, receipt of income or exercise of any other attribute of ownership.
     “Management Holder” shall have the meaning set forth in Section 7.2(b).
     “Marketing Period” means the first period of twenty-one (21) consecutive calendar days after the Initiation Date (A) throughout which (1) Newco shall have the Required Financial Information and (2) no event has occurred that would cause any of the conditions set forth in Section 8.3 (other than Section 8.3(e))to fail to be satisfied assuming the Closing were to be scheduled for any time during such 21-consecutive-calendar-day period, and (B) at the end of which the conditions set forth in Section 8.1 shall be satisfied.
     “Material Adverse Change” or “Material Adverse Effect” means, (I) when used with reference to the Company, any change, development, circumstance, event or effect that, when considered either individually or in the aggregate together with all other changes, developments, circumstances, events or effects, (a) is materially adverse to the business, properties, assets, financial condition, operations or results of operations of the Company and its Subsidiaries taken as a whole, or (b) would prevent the timely consummation of the Merger or prevent the Company from performing its obligations under this Agreement; provided, however, that to the extent any change or effect is caused by or results from any of the following, it shall not be taken into account in determining whether there has been a “Material Adverse Change” or “Material Adverse Effect” with respect to the Company: (i) the announcement of the execution of this Agreement or the performance of obligations required by this Agreement, (ii) changes affecting the United States economy or financial markets as a whole or changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries conduct their business, in each case which do not have a disproportionate effect on the Company and its Subsidiaries taken as a whole as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business, (iii) the suspension of trading in securities generally on the New York Stock Exchange or the American Stock Exchange or Nasdaq, (iv) any change in GAAP or interpretation thereof after the date hereof, and (v) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism involving the United States of America, in each case which do not have a disproportionate effect on the Company and its Subsidiaries taken as a whole as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business; and (II) when used with reference to Newco, any change, development, circumstance, event or effect that, when considered either individually or in the aggregate together with all other changes, developments, circumstances, events or effects, would prevent the timely consummation of the Merger or prevent Newco from performing its obligations under this Agreement.
     “Material Contract” shall have the meaning set forth in Section 4.16.
     “Material Employment Agreement” shall have the meaning set forth in Section 4.19.
     “Material Leases” shall have the meaning set forth in Section 4.17(b).
     “Materials of Environmental Concern” means any hazardous, acutely hazardous or toxic substance or waste defined or regulated as such under Environmental Laws; petroleum, asbestos, lead, polychlorinated biphenyls, radon or toxic mold; and any other substance the exposure to which would reasonably be expected, because of hazardous or toxic qualities, to result in liability under applicable Environmental Laws.
     “Merger” shall have the meaning set forth in the first recital of this Agreement.
     “Merger Consideration” shall have the meaning set forth in Section 3.1(c).
     “Morgan Stanley” means Morgan Stanley & Co.

     “Nasdaq” means the Nasdaq National Market.
     “Newco” shall have the meaning set forth in the introductory paragraph of this Agreement.
     “Newco Letter” means the letter from Newco to the Company dated the date hereof, which letter relates to this Agreement and is designated therein as the Newco Letter.
     “Newco Shares” shall have the meaning set forth in Section 3.1(a).
     “Notice of Superior Proposal” shall have the meaning set forth in Section 6.2(e).
     “No-Shop Period Start Date” shall have the meaning set forth in Section 6.2(a).
     “Other Filings” shall have the meaning set forth in Section 4.8.
     “Owned Real Property” shall have the meaning set forth in Section 4.17(a).
     “Paying Agent” shall have the meaning set forth in Section 3.2(a).
     “Permits” shall have the meaning set forth in Section 4.9.
     “Permitted Liens” means (i) statutory liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable, (ii) inchoate mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice and (iii) such other liens, encumbrances or imperfections that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such lien, encumbrance or imperfection.
     “Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).
     “Proxy Statement” shall have the meaning set forth in Section 4.8.
     “Public Merger Consideration” shall have the meaning set forth in Section 3.1(c).
     “Required Financial Information” shall have the meaning set forth in Section 7.11(b).
     “Restated Certificate of Incorporation” shall have the meaning set forth in Section 2.5(a).
     “Retained Employee” shall have the meaning set forth in Section 7.1(a).
     “Rollover Shares” means those Shares set forth on Schedule 1 attached hereto.
     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, together with the rules and regulations promulgated thereunder.

     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.
     “Shares” shall have the meaning set forth in the first recital of this Agreement.
     “Significant Subsidiary” of any Person means a Subsidiary of such Person that would constitute a “significant subsidiary” of such Person within the meaning of Rule 1.02(v) of Regulation S-X as promulgated by the SEC.
     “Solvency Letter” shall have the meaning set forth in Section 7.14.
     “Special Committee” shall have the meaning set forth in the first recital of this Agreement.
     “Stockholders Meeting” shall have the meaning set forth in Section 7.3(a).
     “Subsidiary” of any Person means another Person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries.
     “Superior Proposal” shall have the meaning set forth in Section 6.2(c).
     “Surviving Corporation” shall have the meaning set forth in Section 2.1.
     “Surviving Corporation Common Stock” shall have the meaning set forth in Section 3.1(a).
     “Surviving Corporation Options” shall have the meaning set forth in Section 7.2(b).
     “Takeover Proposal” shall have the meaning set forth in Section 6.2(c).
     “Tax” and “Taxes” means any (i)federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, and (ii) any liability for the payment of any amount of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period.
     “Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax.

     “Tax Sharing Arrangement” shall mean any agreement for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return which Tax Return includes or has included the Company or any of its Subsidiaries.
     “Termination Date” shall have the meaning set forth in Section 9.1(b).
     “Transfer Taxes” shall have the meaning set forth in Section 7.7.
     “Voting Agreement” shall have the meaning set forth in the fifth recital of this Agreement.
     Section 1.2 Interpretation. When a reference is made in this Agreement to an Article, Section or Item, such reference shall be to an Article, Section or Item of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to “dollars” or “$” means United States dollars.
ARTICLE II
THE MERGER
     Section 2.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, Newco shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Newco shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Newco and the Company in accordance with Section 259 of the DGCL.
     Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Time on a date mutually agreed to by Newco and the Company, which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Ropes & Gray LLP, 45 Rockefeller Plaza, New York, New York 10111, unless another date, time or place is agreed to in writing by the parties hereto); provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII, the parties shall not be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by Newco on no less than three Business Days’ notice to the Company and (b) the final day of the Marketing Period.
     Section 2.3 Effective Time. The Merger shall become effective when a Certificate of Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is duly filed with the Secretary of State of the State of Delaware, or at such later time as Newco and the Company shall agree and is specified in the Certificate of Merger. When used in this Agreement, the term “Effective Time” shall mean the later of the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in Article VIII (but in no event on a date prior to the date of the Closing).
     Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL and this Agreement.
     Section 2.5 Certificate of Incorporation and By-laws; Officers and Directors.
          (a) The certificate of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as set forth in Exhibit B hereto (the “Restated Certificate of Incorporation”); provided, however, that prior to the mailing of the Proxy Statement to the Company’s stockholders and subject to the approval of the Company’s Board of Directors (such approval shall not be unreasonably withheld), Newco may substitute the form of the Restated Certificate of Incorporation set forth in Exhibit C with a new form of a certificate of incorporation (so long as the terms of the new form of the certificate of incorporation are consistent with the terms set forth in Schedule 2 hereto) and, as so amended, such Restated Certificate of Incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.
          (b) The by-laws of the Company (the “By-laws”) as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided by the Restated Certificate of Incorporation or By-laws of the Surviving Corporation or by applicable law.
          (c) The directors of Newco immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
          (d) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
ARTICLE III
EFFECT OF THE MERGER ON THE STOCK OF THE
CONSTITUENT CORPORATIONS; SURRENDER OF CERTIFICATES
     Section 3.1 Effect on Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of Newco, the Company or the holders of any securities of the Constituent Corporations:
          (a) Capital Stock of Newco. Each issued and outstanding share of common stock of Newco (the “Newco Shares”) shall be cancelled and converted into and become the number of validly issued, fully paid and nonassessable shares of the Class A and Class L Common Stock of the Surviving Corporation (the “Surviving Corporation Common Stock”) calculated as described in Schedule 1. As of the Effective Time, all such Newco Shares cancelled in accordance with this Section 3.1(a), when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Newco Shares shall cease to have any rights with respect thereto, except the right to receive the shares of Surviving Corporation Common Stock as set forth in this Section 3.1(a).
          (b) Treasury Stock and Newco Owned Stock. Each Share that is owned by the Company and held in its treasury or by any wholly owned Subsidiary of the Company and each Share that is owned by Newco or any wholly owned Subsidiary of Newco shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
          (c) Conversion of Shares. Subject to Section 3.1(e), (i) each Share issued and outstanding immediately before the Effective Time (other than Shares to be cancelled in accordance with Section 3.1(b), Rollover Shares, Founder Shares and Dissenting Shares) shall be cancelled and be converted into the right to receive in cash, without interest, $48.75 per Share (the “Public Merger Consideration”), and (ii) each Founder Share issued and outstanding immediately before the Effective Time shall be cancelled and be converted into the right to receive in cash, without interest, $42.83 per Share (the “Founder Merger Consideration” and, together with the Public Merger Consideration, the “Merger Consideration”). As of the Effective Time, all Shares converted into the right to receive Merger Consideration shall be cancelled in accordance with this Section 3.1(c), and when so cancelled, shall no longer be outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Public Merger Consideration or Founder Merger Consideration, as applicable, for each such Share, without interest.
          (d) Rollover Shares. Each Rollover Share issued and outstanding immediately before the Effective Time shall be cancelled and be converted into and become the number of validly issued, fully paid and nonassessable shares of the Class A and Class L Common Stock of the Surviving Corporation calculated as described in Schedule 1. As of the Effective Time, all such Rollover Shares shall be cancelled in accordance with this Section 3.1(d), and when so cancelled, shall no longer be issued and outstanding and shall automatically cease to exist, and each holder of a certificate representing any such Rollover Shares shall cease to have any rights with respect thereto, except the right to receive the shares of Surviving Corporation Common Stock as set forth in this Section 3.1(d).
          (e) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a Person (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and the Merger and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares (“Dissenting Shares”) shall not be converted into the right to receive the applicable Merger Consideration as described in Section 3.1(c), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, its Shares shall be deemed to be converted as of the Effective Time into the right to receive the applicable Merger Consideration for each such Share, without interest. The Company shall give Newco prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give

Newco the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Newco, make any payment with respect to, or settle or offer to settle, any such demands.
          (f) Adjustment. If, between the date of this Agreement and the Effective Time, there is a recapitalization, reclassification, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the Shares (each, an “Adjustment”), the Merger Consideration shall be adjusted accordingly, without duplication, to provide the holders of Shares with the same economic effect as contemplated by this Agreement prior to such Adjustment; provided, however that this Section 3.1(f) shall not affect the Company’s obligations otherwise under this Agreement, including Section 6.1.
     Section 3.2 Surrender of Certificates. (a) Paying Agent. Prior to the Effective Time, Newco shall designate a bank or trust company that shall be reasonably satisfactory to the Company to act as paying agent in the Merger (the “Paying Agent”) and, concurrently with the Effective Time, the Surviving Corporation shall deposit with the Paying Agent a cash amount in immediately available funds equal to (i) the product of the Public Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (exclusive of any Dissenting Shares, Rollover Shares, Founder Shares and Shares to be cancelled pursuant to Section 3.1(b)), plus (ii) the product of the Founder Merger Consideration and the number of Founder Shares issued and outstanding immediately prior to the Effective Time (the “Exchange Fund”). Funds made available to the Paying Agent shall be invested by the Paying Agent as directed by Newco or, after the Effective Time, the Surviving Corporation; provided, however, that such investments shall only be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months (it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be remitted to the Surviving Corporation). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby, Newco shall, or the Surviving Corporation shall, promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.
          (b) Exchange Procedure. As soon as practicable after the Effective Time (and in any event within three (3) Business Days thereof), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented Shares other than Rollover Shares (the “Certificates”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.1(g) hereof) to the Paying Agent and shall be in a form and have such other provisions as Newco and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the applicable Merger Consideration as provided in Section 3.1. Upon surrender of a Certificate (or affidavits of loss in lieu thereof) for cancellation to the Paying

Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 3.1, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered (or affidavits of loss in lieu thereof) is registered, if such Certificate (or affidavits of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate (or affidavits of loss in lieu thereof) or establish to the satisfaction of the Surviving Corporation or the Paying Agent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 3.1. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate (or affidavits of loss in lieu thereof). Newco, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as are required to be deducted and withheld under the Code or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Newco or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Newco or the Paying Agent.
          (c) Surrender of Rollover Shares and Newco Shares. At the Closing, each holder of Rollover Shares and each holder of Newco Shares shall surrender the certificates representing such Rollover Shares or Newco Shares held by such holder, and the Surviving Corporation shall issue to each such holder a certificate or certificates representing the number of shares of Surviving Corporation Common Stock to which such holder is entitled pursuant to Section 3.1(a) or 3.1(d), as applicable.
          (d) No Further Ownership Rights in Shares. All Merger Consideration paid upon the surrender of Certificates (or affidavits of loss in lieu thereof) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates. At the Effective Time, (i) holders of Certificates and certificates representing Rollover Shares shall cease to have any rights as stockholders of the Company, (ii) the stock transfer books of the Company shall be closed and (iii) there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or certificates representing Rollover Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.
          (e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares (other than Shares to be cancelled in accordance with Section 3.1(b), Rollover Shares and Dissenting Shares) who have not theretofore complied with this Article III and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall, after such funds have been delivered to the Surviving Corporation, look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of the applicable Merger Consideration to which they are entitled, without interest.
          (f) No Liability. None of Newco, the Company or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
          (g) Lost, Stolen or Destroyed Certificates. If any Certificate or certificate representing Rollover Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Newco, the posting by such Person of a bond in customary amount and upon such terms as may be required by Newco as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such certificate, (i) the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings) equal to the applicable Merger Consideration as provided in Section 3.1(c) represented by such lost, stolen or destroyed certificate or (ii) the Surviving Corporation shall issue a certificate or certificates representing the number of shares of Surviving Corporation Common Stock as provided in Section 3.1(d) represented by such lost, stolen or destroyed certificate representing Rollover Shares.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the Company Letter (and referencing the relevant sections below, except to the extent that the relevance of any given disclosure to particular sections or subsections of the Company Letter is readily apparent on its face), the Company hereby represents and warrants to Newco as follows:
     Section 4.1 Organization. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such corporate, partnership, limited liability company or other company (as the case may be) power and authority has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available to Newco complete and correct copies of its certificate of incorporation and by-laws and has made available to Newco the certificate of incorporation and by-laws (or similar organizational documents) of each of its Significant Subsidiaries. Such certificates of incorporation and by-laws (or similar organizational documents) are in full force and effect. Neither the Company nor any Subsidiary is in material violation of any of the provisions of its certificate of incorporation or by-laws (or similar organizational documents).
     Section 4.2 Subsidiaries. Item 4.2 of the Company Letter sets forth the name and jurisdiction of organization of each Subsidiary of the Company as of the date hereof. All of the outstanding shares of capital stock of each Subsidiary of the Company that is a corporation have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. All of the outstanding shares of capital stock or equity interests and other ownership interests of each Subsidiary of the Company are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, free and clear of all Liens. Item 4.2 of the Company Letter sets forth the name, jurisdiction of organization and the Company’s percentage ownership of any and all Persons (other than Subsidiaries) of which the Company directly or indirectly owns an equity interest, or an interest convertible into or exchangeable or exercisable for an equity interest, that are material to the business of the Company and its Subsidiaries, taken as a whole (collectively, the “Investments”). All of the Investments are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, free and clear of all Liens. Except for the capital stock and other ownership interests of the Subsidiaries and the Investments listed in Item 4.2 of the Company Letter, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any corporation, partnership, joint venture, limited liability company or other entity that is material to the business of the Company and its Subsidiaries, taken as a whole.
     Section 4.3 Capital Structure. The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on May 25, 2006 (the “Capitalization Date”), (i) 70,659,645 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) 4,935,273 shares of Company Common Stock were reserved for issuance pursuant to outstanding options to purchase Company Common Stock (the “Company Stock Options”) granted under the Company’s Amended and Restated 1996 Stock Incentive Plan and the 2006 Stock Incentive Plan (collectively, the “Company Stock Incentive Plans”), (iv) 1,880,693 shares of Company Common Stock were reserved for issuance in accordance with the Company’s Amended and Restated Employee Stock Purchase Plan (the “Company Stock Purchase Plan” and, together with the Company Stock Incentive Plans, the “Company Stock Plans”), (v) 290,715.6601 units representing shares of Company Common Stock were credited to participant accounts under the Deferred Compensation Plan prior to the date of this Agreement and (vi) no shares of Company Preferred Stock were issued and outstanding. As of the date of this Agreement, except as set forth above, no shares of capital stock of the Company or options, warrants, convertible or exchangeable securities or other rights to purchase capital stock of the Company are issued, reserved for issuance or outstanding (other than Shares to be issued upon exercise of Company Stock Options in accordance with their terms). Item 4.3 of the Company Letter contains a true and complete list of all Company Stock Options outstanding as of the

Capitalization Date, which schedule shows the applicable exercise prices. The Founders do not hold any Company Stock Options. Pursuant to the terms of the Benefit Plans, all options will accelerate at the Effective Time. Since the Capitalization Date and through the date of this Agreement, other than in connection with the issuance of Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of the Capitalization Date, there has been no change in the number of shares of outstanding capital stock of the Company or the number of outstanding Company Stock Options. Since January 1, 2003, all of the outstanding equity securities of the Company have been offered and issued in material compliance with all applicable securities laws, including the Securities Act and “blue sky” laws. No dividends on the Company Common Stock have been declared or have accrued. Except for share units credited under the Deferred Compensation Plan prior to the date of this Agreement, there are no outstanding stock appreciation rights, equity equivalents or phantom stock with respect to the capital stock of the Company or any of its Subsidiaries. Each Share that may be issued pursuant to the Company Stock Plans, when issued upon the receipt of the consideration set forth in the Company Stock Plans and related agreements, if applicable, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders or any Subsidiary’s equityholders may vote. As of the date of this Agreement, except with respect to Company Stock Options outstanding on the date hereof or units representing shares of Company Common Stock credited to participant accounts pursuant to the Deferred Compensation Plan or the Company Stock Purchase Plan, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock or other voting or equity securities or interests of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking or relating to the voting of capital stock or equity securities or interests of the Company or any of its Subsidiaries.
     As of the date of this Agreement, other than pursuant to this Agreement, there are no outstanding contractual obligations or rights of the Company or any of its Subsidiaries to register or repurchase, redeem or otherwise acquire, vote, dispose of or otherwise transfer, register pursuant to any securities laws, or declare dividends or make other distributions on any shares of capital stock or equity interests of the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries is a party to any stockholder agreement, voting trust, proxy or other agreement, instrument or undertaking with respect to the capital stock of the Company or any of its Significant Subsidiaries.
     Section 4.4 Authority. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption by the Company’s stockholders of this Agreement, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to adoption of this Agreement by the holders of a majority of the outstanding Shares. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Newco) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
          (b) The Board of Directors of the Company, at a meeting duly called and held and based upon the recommendation of the Special Committee, has (i) determined that the Merger is advisable and in the best interests of the Company and its stockholders (other than the holders of Founder Shares and Rollover Shares), (ii) approved and declared advisable this Agreement, the Merger and the transactions contemplated hereby and (iii) resolved to recommend and has recommended adoption by the stockholders of the Company of this Agreement and the transactions contemplated hereby, which resolutions, subject to Section 6.2, have not been subsequently rescinded, modified or withdrawn in any way. Approval of this Agreement by the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of capital stock of the Company required to adopt this Agreement under applicable law.
     Section 4.5 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, state securities laws and foreign and supranational laws relating to antitrust and anticompetition clearances and (b) as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) result in any breach of any provision of the certificate of incorporation or by-laws or of the similar organizational documents of any of the Company’s Subsidiaries, (ii) require any filing by the Company or any of its Subsidiaries with, or receipt by the Company or any of its Subsidiaries of any permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in a loss of benefit under, any of the terms, conditions or provisions of any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iv) violate any law, order, writ, injunction, judgment, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, (v) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries or (vi) require the Company or any of its Subsidiaries to make any payment to any third Person, except in the case of clause (ii) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or, in the case of clauses (iii), (iv), (v) or (vi), for breaches, defaults, terminations, amendments, cancellations, accelerations, losses of benefits, violations, Liens or payments that have not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

     Section 4.6 SEC Documents and Other Reports. (a) The Company has filed with the SEC all forms, reports, statements, schedules, certifications and other documents required to be filed by it since December 31, 2005 under the Securities Act or the Exchange Act (the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents (including any documents or information incorporated by reference therein) complied in all material respects, and all documents filed by the Company with the SEC under the Securities Act or the Exchange Act between the date of this Agreement and the date of Closing (other than the Proxy Statement and the Other Filings (which are addressed in Section 4.8)) will comply in all material respects (except, in the latter case, for any failure to comply due to an inaccuracy of the representations and warranties set forth in Section 5.4) with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date so filed. At the time filed with the SEC, none of the Company SEC Documents (including any documents or information incorporated by reference therein) contained, or, in the case of documents filed on or after the date hereof (other than the Proxy Statement and the Other Filings) will contain, any untrue statement of a material fact or omitted, or, in the case of documents filed on or after the date hereof (other than the Proxy Statement and the Other Filings) will omit, (except, in the case of filings made on and after the date hereof, for any inaccuracy or omission due to an inaccuracy of the representations and warranties set forth in Section 5.4), to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents (including the related notes and schedules thereto) complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein which, in the aggregate, are not material). No Subsidiary of the Company is, and other than the Subsidiaries listed on Item 4.6(a) of the Company Letter, no Subsidiary has been, required to file any form, report, statement, schedule, certification or other document with the SEC.
          (b) The Company has made available to Newco a complete and correct copy of any material amendments or modifications which are required to be filed with the SEC, but have not yet been filed with the SEC, to (i) agreements which previously have been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act and (ii) the Company SEC Documents filed prior to the date hereof. The Company has made available to Newco correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since December 31, 2005 and prior to the date hereof and will, reasonably promptly following the receipt thereof, make available to Newco any such material correspondence sent or received after the date hereof. As of the date hereof, the Company has timely responded to all comment letters and other correspondence of the staff of the SEC relating to the Company SEC

Documents. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.
     Section 4.7 Absence of Material Adverse Change. Except as is readily apparent in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and proxy statement for the 2006 annual meeting of stockholders, since December 31, 2005, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, and there has not been (i) any Material Adverse Change with respect to the Company or any event, circumstance or occurrence that has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock or equity interests or any redemption, purchase or other acquisition of any of its capital stock or equity interests, (iii) any split, combination or reclassification of any of its capital stock or equity interests or any issuance or the authorization of any issuance of any other securities or equity interests in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, (iv) any change in accounting methods, principles or practices used by the Company or any of its Subsidiaries materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP, (v) any material damage, destruction or loss (whether or not covered by insurance) other than in the ordinary course of business, (vi) any action taken by the Company or any of its Subsidiaries during the period from December 31, 2005 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would have required the consent of Newco under Section 6.1 or (vii) any agreement by the Company or any of its Subsidiaries to do any of the foregoing.
     Section 4.8 Information Supplied. None of the information supplied or to be supplied by the Company or any of its representatives specifically for inclusion or incorporation by reference in the proxy statement relating to the Stockholders Meeting (together with any amendments or supplements thereto and including any related filings required pursuant to the Exchange Act, the “Proxy Statement”) or any other document filed with the SEC in connection with the Merger, including the Schedule 13E-3 (the “Other Filings”), will, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, or, in the case of any Other Filing, at the time it is first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Newco or any of its representatives specifically for inclusion or incorporation by reference therein.
     Section 4.9 Compliance with Laws. (a) The businesses of the Company and its Subsidiaries are, and since December 31, 2005 have been, conducted in compliance, in all material respects, with any law, order, writ, injunction, judgment, decree, statute, rule, ordinance or regulation of any Governmental Entity applicable to the Company and its Subsidiaries, including, but not limited to, the Telephone Consumer Protection Act; Federal Telemarketing Consumer Fraud and Abuse Act of 1994; Junk Fax Prevention Act of 2005; Health Insurance

Portability and Accountability Act of 1996; Fair Debt Collection Practices Act; Fair Credit Reporting Act; Foreign Corrupt Practices Act; Gramm-Leach-Bliley Act; Communications Act of 1934; Telecommunications Act of 1996; laws governing government contracts, lobbying activities, privacy and data security; state and local laws related to employment, employment practices and conditions of employment; state statutes governing telemarketing activities; and all rules and regulations issued pursuant to the foregoing laws. Each of the Company and its Subsidiaries has in effect all federal, state, local and foreign governmental licenses, authorizations, consents, permits and approvals (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and no default has occurred under any such Permit, except for the absence of Permits and for defaults under Permits that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary has received written notification from any Governmental Entity threatening to revoke a material Permit.
          (b) The Company has been and is in compliance in all material respects with (i) the applicable listing and corporate governance rules and regulations of Nasdaq and (ii) since the enactment of the Sarbanes-Oxley Act, the applicable provisions of the Sarbanes-Oxley Act at the time that such provisions became effective.
          (c) The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities. Based on management’s evaluation of internal controls as of December 31, 2005, with participation of the Company’s principal executive officer and principal financial officer, the Company has concluded that its disclosure controls and procedures are effective for the purposes set forth in Rule 13a-15 of the Exchange Act.
          (d) The Company has implemented and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 of the Exchange Act). The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors and Newco (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. As a result of such evaluation, (x) no significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information were found to exist, and (y) no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting was found to exist. The Company has made available to Newco a summary of any disclosure made by management to the Company’s auditors and audit committee since the enactment of the Sarbanes-Oxley Act regarding significant deficiencies, material weaknesses and fraud.

          (e) To the Knowledge of the Company, the Company has not received any material complaint, allegation, assertion or claim in writing regarding the accounting practices, procedures, methodologies or methods of the Company or its internal accounting controls.
          (f) There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of the Sarbanes-Oxley Act.
     Section 4.10 Tax Matters.
          (a) The Company and each of its Subsidiaries has timely filed or caused to be timely filed (after taking into account all applicable extensions) all Federal income Tax Returns and all other material Tax Returns required to be filed by them and all such Tax Returns were complete in all material respects, and disclosed all material Taxes required to be paid by the Company and each Subsidiary for the periods covered thereby.
          (b) Each of the Company and its Subsidiaries has timely paid or caused to be paid in full all material Taxes owed by it (whether or not shown on its Tax Return).
          (c) No material deficiencies for any Taxes have been asserted in writing, proposed in writing or assessed in writing against the Company or any of its Subsidiaries that have not been paid in full or otherwise finally settled or are not otherwise being challenged in good faith under appropriate procedures with the proper taxing authority.
          (d) No written requests for waivers of the time to assess any material Taxes of the Company or its Subsidiaries are pending.
          (e) The Tax Returns referred to in clause (a), to the extent related to federal income Taxes and other material income Taxes, have been examined by the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired.
          (f) There are no material pending audits, examinations, investigations or other proceedings, claims or assessments in respect of Taxes of the Company or any of its Subsidiaries with respect to which the Company or any of its Subsidiaries has been notified in writing.
          (g) There are no material liens for Taxes upon the assets of the Company or any of its Subsidiaries except liens relating to current Taxes not yet due.
          (h) All material Taxes which the Company or any of its Subsidiaries are required by law to withhold or to collect for payment have been duly withheld and collected and have been paid or accrued, reserved against and entered on the books of the Company.
          (i) None of the Company or any of its Subsidiaries has been a member of any group of corporations filing Tax Returns on a consolidated, combined, unitary or similar basis other than each such group of which it is a member as of the date hereof.

          (j) As a direct or indirect result of the transactions contemplated by this Agreement, whether alone or in combination with any other event, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be, an “excess parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, and, as a direct or indirect result of the transactions contemplated by this Agreement, whether alone or in combination with any other event, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits will be (or under Section 280G of the Code be presumed to be) a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future. Neither the Company nor any of its Subsidiaries is a party to any agreement, contract or plan that is reasonably expected by the Company to result in it making payments that would not be deductible under Code sections 162 or 404.
          (k) None of the Company or any of its Subsidiaries is a party to or bound by any Tax Sharing Arrangement.
          (l) None of the Company or any of its Subsidiaries is required to make any disclosure to the IRS with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Code.
          (m) No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”).
     Section 4.11 Liabilities. Except as is readily apparent in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and proxy statement for the 2006 annual meeting of stockholders, neither the Company nor any of its Subsidiaries has any liabilities or obligations (including Indebtedness) of any nature (whether accrued, absolute, contingent or otherwise and whether known or unknown) required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations (a) set forth in the Company’s consolidated balance sheet for the year ended December 31, 2005 included in the Company SEC Documents (or in the notes thereto), (b) incurred in the ordinary course of business consistent with past practice since December 31, 2005, (c) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (d) that have not been and would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.
     Section 4.12 Litigation. There is no suit, claim, action, proceeding, arbitration or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, that has had or would reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries, nor any property or asset of the Company or any of its Subsidiaries, is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge of the Company, there are no facts, events or circumstances now in existence that would reasonably be expected to give rise to any claims that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company. No officer or director of the Company or any of its Subsidiaries is a defendant in any material suit, claim, action, proceeding, arbitration or investigation in connection with his or her status as an officer or director of the Company or any of its Subsidiaries. There are no material SEC or other governmental inquiries or, to the Knowledge of the Company, investigations or internal investigations regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.
     Section 4.13 Benefit Plans. (a) Each material Benefit Plan is listed in Item 4.13(a) of the Company Letter. With respect to each Benefit Plan, the Company has made available to Newco a true and correct copy of (i) each such Benefit Plan that has been reduced to writing and all amendments thereto (or written summaries if not otherwise reduced to writing); (ii) each trust, insurance or administrative agreement relating to each such Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Benefit Plan provided to participants; (iv) the most recent annual report (Form 5500) filed with the IRS; and (v) the most recent determination letter, if any, issued by the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code. Except as required by law, neither the Company nor any of its Subsidiaries has adopted or amended in any material respect any Benefit Plan since December 31, 2005, other than the approval by the Company’s Board of Directors and stockholders of the 2006 Stock Incentive Plan.
          (b) (i) Each Benefit Plan maintained by the Company or any of its Subsidiaries has been maintained in compliance with its terms and, both as to form and in operation, with the requirements of applicable law, in each case, in all material respects, and (ii) all employer or employee contributions, premiums and expenses to or in respect of each Benefit Plan have, in all material respects, been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company included in the Company SEC Documents in accordance with GAAP. There is no Person (other than the Company or any of its Subsidiaries) that together with the Company or any of its Subsidiaries would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA. Neither the Company nor any of its Subsidiaries has at any time during the six-year period preceding the date hereof maintained, contributed to or incurred any liability under any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any ERISA Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code.
          (c) As of the date of this Agreement there are no pending, or, to the Knowledge of the Company, threatened, disputes, arbitrations, claims, suits or grievances involving a Benefit Plan (other than routine claims for benefits payable under any such Benefit Plan) that would reasonably be expected to have a Material Adverse Effect on the Company. No Benefit Plan is, or within the last three years has been, the subject of a material examination or audit by a Governmental Entity or a participant in a Governmental Entity-sponsored voluntary compliance, amnesty or similar program.
          (d) All Benefit Plans that are intended by their terms to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending and, the Company has no Knowledge of any reason why any such Benefit Plan is not so qualified in operation. Neither the Company nor any of its Subsidiaries has any material liability or obligation under any welfare plan or agreement to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code or the terms of a separation or retention plan or agreement.
          (e) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will or may (either alone or in connection with the occurrence of any additional or subsequent events) result in the acceleration or creation of any rights of any person to compensation or benefits under any Benefit Plan or other compensatory arrangement, loan forgiveness or result in an obligation to fund benefits with respect to any Benefit Plan or other compensatory arrangement.
     Section 4.14 State Takeover Statutes; Rights Agreement. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the transactions contemplated by this Agreement or the Voting Agreement. The action of the Board of Directors of the Company in approving the Merger, this Agreement, the Voting Agreement, the letter agreement attached as Schedule 2 hereto and the transactions contemplated hereby and thereby is sufficient to render the restrictions on “business combinations” set forth in Section 203 of the DGCL inapplicable to the Merger, this Agreement, the Voting Agreement, the letter agreement attached as Schedule 2 hereto and the other transactions contemplated hereby and thereby. The Company does not have in effect any rights agreement or so-called “poison pill”.
     Section 4.15 Intellectual Property. The Company and its Subsidiaries own, or are validly licensed or otherwise have the enforceable right to use, in each case free and clear of all Liens except for Permitted Liens, all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted that is material to the business of the Company and its Subsidiaries taken as a whole (the “Company Intellectual Property”). Neither the Company nor any of its Subsidiaries has entered into any agreements granting sole or exclusive rights to any material Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, all patents and patent applications, trademark registrations and applications for registration and domain names owned by the Company or its Subsidiaries are subsisting and unexpired, and, to the Knowledge of the Company, valid. No claims are pending or, to the Knowledge of the Company, threatened, (a) challenging the ownership, enforceability, validity, or use by the Company or any Subsidiary of any Company Intellectual Property, or (b) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing or otherwise adversely affecting the rights of any Person with regard to any Company Intellectual Property or the use of any Company Intellectual Property (including any claim that the Company or any of its Subsidiaries should license or refrain from using any Intellectual Property of a third party) other than claims that would not reasonably be expected to have a Material Adverse Effect on the Company. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, (i) no Person is infringing, violating, or misappropriating the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate, or infringe the Intellectual Property of any other Person. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve the material Intellectual Property used in the conduct of their business as currently conducted. The Company and its Subsidiaries are in actual possession of or have necessary control over the source code and object code for all material software that they own or purport to own (“Owned Software”). None of the Owned Software is subject to any Contract or other obligation that has or would require the Company or its Subsidiary to divulge to any third party any source code or trade secret that is part of Owned Software, to license Owned Software for the purpose of making derivative works, or to redistribute Owned Software to any third party at no or minimal charge. Except as would not be material to the business of the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries maintain policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all their obligations to their customers and under applicable laws, statutes, standards, ordinances, codes, rules and regulations (“Legal Requirements”). Except as would not be material to the business of the Company and its Subsidiaries taken as a whole, there have been no security breaches relating to, violations of any security policy regarding or any unauthorized access or unauthorized use of any data used in the businesses of Company and its Subsidiaries. To the Knowledge of the Company, since January 1, 2003, there have been no events or series of events involving the Company or its Subsidiaries that have or would reasonably be expected to trigger a consumer personal information privacy breach reporting requirement. Except as would not be material to the business of the Company and its Subsidiaries taken as a whole, the use and dissemination of any and all data and information concerning individuals by their businesses is in compliance with all applicable privacy policies, terms of use, customer agreements and Legal Requirements. The transactions contemplated to be consummated hereunder as of the Closing will not violate any privacy policy, terms of use, customer agreements or Legal Requirements relating to the use, dissemination, or transfer of any such data or information.
     Section 4.16 Contracts.
          (a) Item 4.16(a) of the Company Letter lists the following contracts to which, as of the date hereof, the Company or any of its Subsidiaries is a party or by which any them is bound: (i) any Contract that is filed or would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (ii) any Contract that purports to limit the rights of the Company or any Subsidiary of the Company to compete with any Person or in any line of business, industry or geographical area or to offer, sell, supply or distribute any service or product, in each case, material to the business of the Company and its Subsidiaries, taken as a whole; (iii) any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness, or commitments (including revolving commitments) in respect of Indebtedness, providing for borrowings in excess of $15,000,000 (other than Indebtedness owed by the Company to any of its Subsidiaries or any of its Subsidiaries to the Company or another of the Company’s Subsidiaries) and any Contract relating to any conditional sale arrangements, obligations secured by a Lien or interest rate or currency hedging activities, in each case, in connection with which the aggregate actual or contingent obligations of the Company and its Subsidiaries under such Contract are greater than $15,000,000; (iv) other than pursuant to the Company Stock Plans, the Deferred Compensation Plan and other than this Agreement, any Contract for the sale of any of its assets or capital stock or equity interests involving outstanding obligations in excess of $10,000,000; (v) any Contract for the acquisition (directly or indirectly, by merger or otherwise) of any business or business division, capital stock or equity interests of another Person after the date hereof for aggregate consideration in excess of $10,000,000; (vi) other than pursuant to the Company Stock Plans or the Deferred Compensation Plan, any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any Subsidiary would be required to purchase or sell, as applicable, any ownership interests of any Person; (vii) material customer Contracts with the ten largest customers of the Company and its Subsidiaries, taken as a whole, as measured by revenues during the fiscal year ended December 31, 2005; (viii) any acquisition Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn out” or other contingent payment obligations; and (ix) any material Government Contract. Along with Intellectual Property-related Contracts that are material to the business of the Company and its Subsidiaries and Material Leases, taken as a whole, each such contract described in clauses (i)-(ix) is referred to herein as a “Material Contract.”
          (b) Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor any Subsidiary has received any written notice or claim of default under any Material Contract or any written notice of an intention, and to the Knowledge of the Company, no other party to any Material Contract intends, to terminate, not renew or challenge the validity or enforceability of any Material Contract, (ii) to the Knowledge of the Company, no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default under any Material Contract, (iii) each of the Material Contracts is in full force and effect and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and, to the Knowledge of the Company, of the other parties thereto (except that such enforceability (A) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (B) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law) and (iv) the Company and its Subsidiaries have performed all respective material obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in material breach thereunder. The Company has made available to Newco true and complete copies of each Material Contract, including all material amendments thereto. Item 4.16(b)(i) of the Company Letter sets forth the fifty largest vendors of the Company and its Subsidiaries, taken as a whole, as measured by expenditures during the fiscal year ended December 31, 2005. Other than with respect to purchases of telecommunications products and services, the Company has no contractual commitments to purchase in excess of $10,000,000 of products or services from any Person in any single year. Item 4.16(b)(ii) of the Company Letter sets forth the Company’s minimum annual revenue commitment report for long-distance telecommunications services as of March 31, 2006 as kept in the ordinary course of business consistent with past practice.
     Section 4.17 Properties.
          (a) Item 4.17(a) of the Company Letter contains a true and complete list of all real property owned by the Company or any Subsidiary (collectively, the “Owned Real Property”), including the street address thereof. Copies of title reports or policies obtained by the Company with respect to each parcel of Owned Real Property have been previously made available to Newco.
          (b) Item 4.17(b) of the Company Letter contains a true and complete list of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary in connection with which the Company or such Subsidiary pays for the occupancy of such real property in excess of $250,000 annually (collectively, including the improvements thereon, the “Leased Real Property”), including the street address thereof. True and complete copies of all material agreements related to such Leased Real Property (the “Material Leases”) that have not been terminated or expired as of the date hereof have been made available to Newco.
          (c) Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries has good, marketable, insurable and indefeasible fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property, free and clear of all Liens except for Permitted Liens. There is no Indebtedness secured by any Lien encumbering Owned Real Property or Leased Real Property other than Liens which are not material to the business of the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, the lease, sublease, license or other applicable form of occupancy agreement for each Leased Real Property (i) is legal, valid, binding and enforceable with respect to the Company and its Subsidiaries, and is in full force and effect, and (ii) will continue to be legal, valid, binding and enforceable with respect to the Company and its Subsidiaries and will continue to be in full force and effect on identical terms following the consummation of the transactions contemplated hereby, except that in each case such enforceability (A) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (B) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no party to the lease, sublease, license or other applicable form of occupancy agreement for each Leased Real Property is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder.
          (d) There is no pending, or to the Knowledge of the Company, threatened eminent domain, condemnation or similar proceeding affecting in any material respect any Owned Real Property or Leased Real Property. The property and equipment of the Company and each Subsidiary that are used in the operations of the business are, in all material respects (i) in good operating condition and repair, ordinary wear and tear excepted and (ii) adequate for such operations and business.
     Section 4.18 Environmental Laws. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) there are no, and there have not been any, Materials of Environmental Concern released at, onto or from any property currently owned or leased by the Company or a Subsidiary, nor, to the Knowledge of the Company, have any Materials of Environmental Concern been released at, onto or from any property or formerly owned or leased by the Company or a Subsidiary under circumstances that have resulted in or are reasonably likely to result in liability of the Company or a Subsidiary under any applicable Environmental Laws; (ii) neither the Company nor any Subsidiary has received any written notification or demand (including, without limitation, a request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or pursuant to similar foreign, state or local law) concerning the Company’s potential responsibility for any release or threatened release of Materials of Environmental Concern at any location, except with respect to any such notification or demand that has been fully resolved; (iii) there is no pending or threatened claim, lawsuit or administrative proceeding against the Company or any of its Subsidiaries under or pursuant to any Environmental Law; and (iv) the Company has provided Newco will full and accurate copies of all “Phase One” reports in the possession of the Company or any Subsidiary relating to the environmental condition of any real property currently or formerly owned, leased or operated in connection with the business of the Company or any Subsidiary, or relating to any liability or responsibility that the Company or any Subsidiary may have arising under Environmental Law.
     Section 4.19 Employment Matters. (a) Item 4.19 of the Company Letter lists each current or former, director, officer or employee who as of the date hereof is party to a written employment, consulting, change of control, indemnification or severance agreements with the Company or its Subsidiaries (each, a “Material Employment Agreement”) and whose annual base compensation during the fiscal year ending December 31, 2006 is expected to exceed $100,000. The Company has delivered or made available or will make available upon request to Newco true, correct and complete copies of each such Material Employment Agreement, as amended to date.
          (b) Except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have properly classified their employees and independent contractors as such, and, to the Knowledge of the Company, the Company and its Subsidiaries have no material direct, indirect or contingent liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.
          (c) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreements. Neither the Company nor any of its Subsidiaries is now, and within the last three years has been, the subject of any union organizing effort, strike, work stoppage, lock out or other material labor dispute. None of the Company’s or its Subsidiaries is the subject of a representation petition before the National Labor Relations Board or any state labor board.
          (d) Except as set forth in the Company SEC Documents or on Item 4.19 of the Company Letter, the Company and its Subsidiaries are not now, and during the last three years have not been, the subject of any material charge, investigation, audit, suit or other legal process with respect to any of their employees, by any state, federal or local governmental agency, including by the U.S. Department of Labor, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, the National Labor Relations Board, the Office of Federal Contract Compliance or any state agency comparable to any of the foregoing.
     Section 4.20 Insurance Policies. All material insurance policies owned or held by or on behalf of the Company or any Subsidiary are reasonably believed to be adequate for the businesses engaged in by the Company and its Subsidiaries, and such policies are in material conformity with the requirements of all leases of Leased Real Property and other Material Contracts to which the Company or relevant Subsidiary is a party. Copies of such policies have been made available to Newco. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, (i) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by law or regulation, and all premiums due and payable thereon have been paid; and (ii) neither the Company nor any Subsidiary is in material breach or default of any of the insurance policies, and neither the Company nor any Subsidiary has taken any action or failed to take any action or is aware of any event which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. The Company has not received any notice of termination or cancellation or denial of coverage with respect to any material insurance policy.
     Section 4.21 Affiliate Transactions. There are no material transactions, agreements, arrangements or understandings between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any Affiliate of the Company (other than any of its Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act which have not been so disclosed prior to the date hereof.
     Section 4.22 Trust or Custodial Accounts. Except as has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, (i) all trust or custodial accounts maintained by the Company or any of its Subsidiaries for the benefit of their customers comply with the terms and provisions in any agreement, arrangement and understanding with the respective customer (including, but not limited to, requirements that such account be separate and be maintained with an FDIC insured bank); (ii) all payments of principal and interest or fees that have been received by the Company or its Subsidiaries from any customer’s debtor have been credited to the appropriate trust accounts, subject, however, to contractual rights, if any, of the Company or its Subsidiaries, as the case may be, to deduct its own fees and expenses prior to remitting the appropriate amounts to the trust account; and (iii) the total amount of funds in the trust accounts was and is equal to, at any time, such total amount the Company or its Subsidiaries, as the case may be, was and is obligated to maintain in such trust accounts pursuant to its agreements, arrangements and understandings with its customers.
     Section 4.23 Government Contracts.
          (a) With respect to each Government Contract, (i) except as has not had and would not reasonably be expected to have a Material Adverse Effect, all representations and certifications executed, acknowledged or set forth in or pertaining to such Governmental Contract were complete and correct as of their effective date, and the Company and each of its Subsidiaries have complied with all such representations and certifications; (ii) to the Knowledge of the Company, neither the United States Government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract; and (iii) to the Knowledge of the Company, no termination for convenience, termination for default, cure notice or show cause notice is in effect pertaining to any Government Contract.
          (b) To the Knowledge of the Company, since January 1, 2003, (i) neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (ii) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States Government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; and (iii) neither the Company nor any of its Subsidiaries nor any of their respective personnel has been suspended or debarred from doing business with the United States Government or is, or at any time has been, the subject of a finding of nonresponsibility or ineligibility for United States Government contracting.
     Section 4.24 Opinion of Financial Advisor. The Company has received the opinion of Goldman Sachs, and the Special Committee has received the opinion of Morgan Stanley, to the effect that, as of the date of this Agreement and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinions, the Public Merger Consideration is fair, from a financial point of view, to the stockholders of the Company (other than the holders of Founder Shares and Rollover Shares). The Company shall deliver an executed copy of such opinions to Newco promptly following execution of this Agreement (it being understood that reliance on such opinions shall be limited as set forth therein).
     Section 4.25 Brokers; Transaction Fees. No broker, finder, investment banker, financial advisor or other Person, other than Goldman Sachs and Morgan Stanley, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Newco a complete and correct copy of any Contract between the Company and each of Goldman Sachs and Morgan Stanley pursuant to which Goldman Sachs and/or Morgan Stanley, as applicable, could be entitled to any payment from the Company relating to the transactions contemplated by this Agreement. Item 4.25 of the Company Letter sets forth (i) the transaction fees and expenses for benefit consultants, financial advisors, attorneys, accountants and any other consultants retained by the Company and its Subsidiaries that, as of the date hereof, have been incurred but not yet paid by the Company and its Subsidiaries and (ii) a good faith estimate of all other transaction fees and expenses for benefit consultants, financial advisors, attorneys, accountants and any other consultants retained by the Company and its Subsidiaries that the Company and its Subsidiaries expect to pay, upon consummation of the transactions contemplated hereby.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF NEWCO
     Except as set forth in the Newco Letter, Newco hereby represents and warrants to the Company as follows:

     Section 5.1 Organization. Newco is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such corporate, partnership, limited liability company or other company (as the case may be) power and authority has not had and would not reasonably be expected to be have a Material Adverse Effect on Newco.
     Section 5.2 Authority. Newco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Newco and the consummation by Newco of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Newco. This Agreement has been duly executed and delivered by Newco and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes the valid and binding obligation of Newco enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law). The execution, delivery and performance of the limited guarantee agreements in the form attached hereto as Exhibit C (the “Guarantees”) by Thomas H. Lee Equity Fund VI, L.P. and Quadrangle Capital Partners II LP (the “Guarantors”) and of the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Guarantors. The Guarantees has been duly executed and delivered by the Guarantors and constitutes the valid and binding obligation of such Guarantors enforceable against such Guarantors in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
     Section 5.3 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, state securities laws and foreign and supranational laws relating to antitrust and anticompetition clearances, and (b) as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by Newco or the Guarantees by the Guarantors nor the consummation by Newco or the Guarantors of the transactions contemplated hereby or thereby will (i) result in any breach of any provision of the certificate of incorporation or by-laws of Newco or organizational documents of the Guarantor, (ii) require any filing by Newco or such Guarantors with, or receipt by Newco or any such Guarantors of any permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings has not had and would not reasonably be expected to have a Material Adverse Effect on Newco), (iii) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in a loss of benefit under, any of the terms, conditions or provisions of any Contract to which Newco or any of its Subsidiaries or any such Guarantor is a party or by which any of them or any of their properties or assets may be bound, (iv) violate any law, order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Newco, any of its Subsidiaries, any of the Guarantors or any of their properties or assets or (v) require Newco, any of its Subsidiaries or the Guarantors to make any payment to any third Person, except in the case of clauses (iii), (iv) or (v) for breaches, defaults, terminations, amendments, cancellations, accelerations, losses of benefits, violations or payments that have not been, and would not reasonably be expected to have a Material Adverse Effect on Newco.
     Section 5.4 Information Supplied. None of the information supplied or to be supplied by Newco, the Guarantors or any of their representatives specifically for inclusion or incorporation by reference in the Proxy Statement or any Other Filing will, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, or, in the case of any Other Filing, at the time it is first mailed to the Company’s stockholders or on the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Newco with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its representatives specifically for inclusion or incorporation by reference therein.
     Section 5.5 Litigation. There is no suit, claim, audit, action, proceeding, arbitration or investigation pending or, to the Knowledge of Newco or any of its Subsidiaries, threatened against Newco, any of its Subsidiaries, the Guarantors or any property or asset of Newco or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Newco. None of Newco, any of its Subsidiaries or the Guarantors, nor any property or asset of Newco, any of its Subsidiaries or the Guarantors, is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to have a Material Adverse Effect on Newco. To the Knowledge of Newco, there are no facts, events or circumstances now in existence that would reasonably be expected to give rise to any claims that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse on Newco.
     Section 5.6 Operations of Newco. Newco was formed solely for the purpose of engaging in the transactions contemplated hereby, and has not engaged in any other business activities other than those contemplated hereby.
     Section 5.7 Financing. Newco has delivered to the Company true and complete copies of (a) executed commitment letters from the Guarantors to provide equity financing in an aggregate amount set forth therein (the “Equity Funding Letters”), (b) executed commitment letters (the “Commitment Letters”) from Lehman Brothers Inc., Deutsche Bank Securities Inc. and Bank of America, N.A. and certain of their Affiliates pursuant to which the financing parties have agreed to provide debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing,” and together with the financing referred to in clause (a) being collectively referred to as the “Financing”) and (c) the executed Guarantees. Other than as permitted pursuant to Section 7.11(a) or the terms thereof, none of the Equity Funding Letters, Commitment Letters or Guarantees has been replaced, amended or modified and, as of the date hereof, the respective commitments contained in such letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Equity Funding Letters, the

Commitment Letters and the Guarantees are in full force and effect. There are no conditions precedent related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Equity Funding Letters or the Commitment Letters. Assuming the funding of the Financing in accordance with the terms of the Equity Funding Letters and the Commitment Letters and the accuracy of the Company’s representations and warranties in Article IV, Newco and the Surviving Corporation will have sufficient funds available to it on the date to Closing to pay the aggregate Merger Consideration and any other repayment or refinancing of debt contemplated in the Equity Funding Letters or the Commitment Letters and to pay all related fees and expenses to be paid by Newco or the Surviving Corporation at Closing (the “Financed Transactions”). As of the date of this Agreement, Newco does not have knowledge of any facts or circumstances that it believes could reasonably expect to result in any of the conditions to the Financing not being satisfied.
     Section 5.8 Brokers. Except as set forth in Section 7.5, the Company will not be responsible for any broker’s, finder’s, financial advisor’s or other similar fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Newco.
ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS
     Section 6.1 Conduct of Business by the Company Pending the Merger. Except as (x) required by applicable law or by a Governmental Entity of competent jurisdiction, (y) expressly permitted or required by this Agreement or (z) otherwise set forth on Item 6.1 of the Company Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated in accordance with its terms) the Company shall, and shall cause each of its Subsidiaries to use its commercially reasonable efforts to keep available the services of its present officers and senior employees, to preserve intact the business organization of the Company and its Subsidiaries, to preserve the assets and properties of the Company and its Subsidiaries in good repair and condition and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other Persons which the Company or any Subsidiary has material relations, and in all material respects carry on its business in the ordinary course as currently conducted and consistent with past practice. The Company will consult with Newco prior to taking any action or entering into any transaction that may be of strategic importance to the Company or any Subsidiary. Without limiting the generality of the foregoing, and except as (x) required by applicable law or by a Governmental Entity of competent jurisdiction, (y) expressly permitted or required by this Agreement or (z) otherwise set forth in Item 6.1 of the Company Letter, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Newco (which consent shall not be unreasonably withheld or delayed, except with respect to clauses (a)(i), (b), (d), (f) and (g), with respect to which consent may be withheld in Newco’s sole discretion):
          (a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or equity interests, except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, or (ii) split, combine or reclassify any of its capital stock or equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests or redeem, purchase or otherwise acquire any of its capital stock or equity interests except for issuance of Shares upon the exercise of Company Stock Options issued prior to the date of this Agreement and the repurchase of shares of restricted stock in accordance with the terms thereof at a price that does not exceed the market price for the Shares at the time of such repurchase;
          (b) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or equity interests, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares or interests, voting securities or convertible securities, other than the issuance of Shares in connection with awards under the Company Stock Plans or Deferred Compensation Plan outstanding on the date hereof and scheduled in Item 4.3 of the Company Letter or set forth in Section 4.3, or make any other change in the number of shares of its capital stock authorized, issued or outstanding, or grant, modify the exercise price of or accelerate the exercisability of any Company Stock Option, warrant or other right to purchase shares of its capital stock, other than, in the case of Company Stock Options, acceleration in accordance with the terms of such Company Stock Options in effect as of the date hereof in connection with the transactions contemplated hereby;
          (c) amend the certificate of incorporation or by-laws or other similar organizational documents of the Company or any of its Subsidiaries or elect or appoint any new directors of the Company or any of its Significant Subsidiaries;
          (d) acquire (by merger, consolidation, purchase of stock or assets or otherwise), or agree to so acquire, in a single transaction or in a series of related transactions, any entity or business, or assets having a purchase price in excess of $30,000,000 in the aggregate;
          (e) make or agree to make any capital expenditure other than expenditures (i) that are contemplated by the Company’s capital budget for fiscal 2006 and previously made available to Newco or (ii) to the extent not covered in clause (i), up to an aggregate amount of $5,000,000;
          (f) sell, lease, license, encumber or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise), or agree to sell, lease, license, encumber or otherwise dispose of, any entity, business or assets, other than the sale of assets in the ordinary course of business, consistent with past practice, having a current value less than $10,000,000 in the aggregate and other than sales of purchased receivables portfolios;
          (g) incur, guarantee or modify any Indebtedness, other than (i) Indebtedness existing solely between the Company and its wholly owned Subsidiaries or between such wholly owned Subsidiaries, (ii) Indebtedness permitted under the Credit Agreement, dated March 30, 2006 among the Company and Wachovia Bank National Association, as administrative agent, and the banks named therein; provided that the principal amount of such Indebtedness does not exceed $830,000,000 in the aggregate at any time outstanding or (iii) Indebtedness relating to any accounts receivable securitization transaction or transactions; provided that the principal amount of such Indebtedness does not exceed $200,000,000 in the aggregate at any time outstanding;

          (h) other than (i) in the ordinary course of business consistent with past practice and in an amount which does not exceed $10,000,000 in the aggregate or (ii) in connection with accounts receivable securitization transactions, make any loans, advances or capital contributions to, or investments in, any other Person (other than Subsidiaries of the Company);
          (i) (A) increase the salary or wages payable or to become payable to or the fringe benefits of its directors, officers or employees, except for increases required under employment agreements existing on the date hereof, and except for increases for employees in the ordinary course of business consistent with past practice; or (B) enter into, establish, amend or terminate any employment, change in control, consulting or severance agreement with, or any Benefit Plan, bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, change in control, termination or severance plan, agreement, policy or arrangement for the benefit of, any director, officer or employee, or enter into, establish, amend or terminate any collective bargaining agreement, except, in each case, in the ordinary course of business consistent with past practice, or as may be required by the terms of any such plan, agreement, policy or arrangement or to comply with applicable law;
          (j) except as may be required by GAAP or as a result of a change in law, make any material change in its method of accounting; provided however, that any immaterial changes will be in accordance with GAAP;
          (k) (i) make any material Tax election, (ii) initiate or enter into any settlement or compromise of any material Tax liability, or (iii) surrender any right to claim a material Tax refund;
          (l) settle or compromise any pending or threatened suit, action, claim, arbitration, mediation, inquiry, proceeding or investigation of or against the Company or any of its Subsidiaries, other than the payments of amounts not in excess of $5,000,000 in the aggregate that do not entail any admission of liability by the Company or any Subsidiary or any material non-monetary relief against the Company or any Subsidiary;
          (m) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring or recapitalization of the Company or any of its Subsidiaries;
          (n) enter into a new, or amend in any material respect any existing, transaction, agreement, arrangement or understanding between (i) the Company or any Subsidiaries, on the one hand, and (ii) either of the Founders, on the other hand;
          (o) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;
          (p) write up, write down or write off the book value of any asset of the Company and its Subsidiaries, other than as may be required by GAAP or FASB;
          (q) repurchase or repay any Indebtedness, or pay, discharge, waive, settle or satisfy any liability or obligation (other than claims described in Section 6.1(l)), whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, waiver, settlement or satisfaction of amounts that are (i) made in the ordinary course of business consistent with past practices, (ii) are not in excess of $10,000,000 in the aggregate or (iii) that are made when due in accordance with the terms of such Indebtedness, liability or obligation;
          (r) other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect, cancel or consent to the termination of any Material Contract or any Contract that would be a Material Contract if in effect on the date of this Agreement, or amend, waive, modify, cancel or consent to the termination of the Company’s or any of its Subsidiary’s rights thereunder;
          (s) take any action to cause its representations and warranties set forth in Article IV to be untrue in any material respect, or take any actions that would have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;
          (t) fail to maintain in full force and effect in all material respects or fail to use reasonable best efforts to replace or renew material insurance policies existing as of the date hereof and covering the Company and its Subsidiaries and their respective properties, assets and businesses, taken as a whole;
          (u) other than in the ordinary course of business, consistent with past practice, transfer to one or more third parties, mortgage, encumber, license or sublicense any Intellectual Property that is material to the business of the Company and its Subsidiaries taken as a whole; or
          (v) enter into any contract or agreement to do any of the foregoing.
     Section 6.2 No Solicitation; Change in Recommendation. (a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. Eastern Time on June 21, 2006 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, agents, advisors (including financial advisors), affiliates and other representatives (such Persons, together with the Subsidiaries of the Company, collectively, the “Company Representatives”) shall have the right to: (i) initiate, solicit and encourage Takeover Proposals, including by way of providing access to non-public information to any other Person pursuant to a confidentiality agreement on terms no more favorable to such Person than those contained in the Confidentiality Agreement; provided that the Company shall promptly provide to Newco any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Newco; and (ii) enter into and maintain or continue discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.
          (b) Subject to Section 6.2(c) and except as may relate to any Person or group of related Persons from whom the Company has received, after the date hereof and prior to the No-Shop Period Start Date, a bona fide written Takeover Proposal that the Board of Directors or any committee thereof believes in good faith after consultation with a financial advisor of nationally recognized reputation, such as Goldman Sachs or Morgan Stanley, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (any such Person or group of related Persons, an “Excluded Party”), the Company shall, and the Company shall cause the Company Representatives to, (i) from the date hereof, not modify, waive, amend or release any standstill, confidentiality or similar agreements entered into with such parties or any confidentiality agreement entered into by the Company or any of its Subsidiaries in respect of or in contemplation of a Takeover Proposal; (ii) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal and, if not already so requested, request the prompt return or destruction of all confidential information previously furnished to such parties or their representatives within the last 18 months; and (iii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, not, (A) solicit, initiate, propose or knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, a Takeover Proposal, (B) initiate or participate in any discussions or negotiations regarding a Takeover Proposal or furnish or disclose to any Person (other than Newco or its representatives) any information in connection with, or which would reasonably be expected to result in, any Takeover Proposal, (C) otherwise cooperate with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than Newco or its representatives) with respect to, or which would reasonably be expected to result in, a Takeover Proposal, or (D) exempt any Person from the restrictions contained in any state takeover or similar laws, including Section 203 of the DGCL or otherwise cause such restrictions not to apply.
          (c) Notwithstanding anything to the contrary contained in Section 6.2(b) but subject to the last sentence of this Section 6.2(c), if, at any time following the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, in response to an unsolicited bona fide written Takeover Proposal by any Person, which Takeover Proposal was made after the No-Shop Period Start Date, the Board of Directors of the Company or any committee thereof determines in good faith (i) after consultation with a financial advisor of nationally recognized reputation, such as Goldman Sachs or Morgan Stanley, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (ii) after consultation with outside counsel, that the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal are required by its fiduciary duties under applicable law, the Company may, in response to such Takeover Proposal, (x) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Takeover Proposal, pursuant to a confidentiality agreement on terms no more favorable to such Person than those contained in the Confidentiality Agreement and (y) participate in discussions and negotiations regarding such Takeover Proposal. On the No-Shop Period Start Date, the Company shall advise Newco orally and in writing of the number (but not identities) of Excluded Parties and provide to Newco (within 48 hours), at the Company’s option, either (x) a copy of all written materials provided to the Company or any of its Subsidiaries in connection with each Takeover Proposal received from an Excluded Party or (y) a written summary of the material terms and conditions of each Takeover Proposal received from an Excluded Party. Following the No-Shop Period Start Date, the Company shall promptly advise Newco orally and in writing of the receipt by it or any

Company Representative of any Takeover Proposal or any inquiry, proposal, offer or request with respect to, or that could reasonably be expected to result in, any Takeover Proposal (in each case within 48 hours of receipt thereof), and the Company shall provide to Newco (within such 48 hour time frame) (i) copies of all written due diligence materials provided by the Company or its Subsidiaries in connection with the Takeover Proposal which was not previously provided to Newco and (ii) at the Company’s option, either (x) a copy of all written materials provided to the Company or any of its Subsidiaries in connection with such Takeover Proposal or inquiry or (y) a written summary of the material terms and conditions of such Takeover Proposal or inquiry. Following the No-Shop Period Start Date, the Company shall keep Newco informed on a prompt basis of the status (including any change to the terms and conditions thereof) of any such Takeover Proposal or inquiry. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Newco. For purposes of this Agreement, “Takeover Proposal” means any proposal or offer from any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than Newco and its Affiliates, but including any proposal from the Founders in which their ownership interest in the Company following the consummation of such proposal would increase from the interest held by them as of the date hereof) relating to any direct or indirect acquisition or purchase of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of the Shares then outstanding, any tender offer or exchange offer that if consummated would result in any Person (other than either of the Founders) beneficially owning 20% or more of the Shares then outstanding, and any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by this Agreement. For purposes of this Agreement, a “Superior Proposal” means any bona fide Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to 67%) that is on terms that the Board of Directors of the Company or any committee thereof determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation, such as Goldman Sachs or Morgan Stanley) and after taking into account all the terms and conditions of the Takeover Proposal to be more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated hereby (taking into account any alterations to this Agreement agreed to in writing by Newco in response thereto) and to be reasonably capable of being consummated, taking into account all legal and regulatory aspects of the proposal, and reasonably capable of having committed financing at the time at which the Company executes any definitive agreement relating to such Takeover Proposal. Notwithstanding the foregoing, the parties agree that, notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 6.2(a)(i) and (ii) with respect to any Excluded Parties, including with respect to any amended proposal submitted by such Excluded Parties following the No-Shop Period Start Date.
          (d) Except as set forth in Section 6.2, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify in a manner adverse to Newco, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement or the other transactions contemplated hereby; provided, however, that, the Board of Directors or any committee thereof may, at any time prior to obtaining the Company Stockholder Approval, modify or withdraw such recommendation if the Board of Directors or any committee thereof determines in good faith, after consultation with outside counsel, that doing so is required by its fiduciary duties under applicable law (regardless of whether a Takeover Proposal has been made at any time); (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Takeover Proposal; (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (any of the actions referred to in the foregoing clauses (i), (ii) and (iii), whether taken by the Board of Directors of the Company or a committee thereof, an “Adverse Recommendation Change”); (iv) allow the Company or any of its Subsidiaries to enter into any letter of intent, acquisition agreement or any similar agreement or understanding (other than a customary confidentiality agreement) (A) constituting or related to, or that is intended to or could reasonably be expected to result in, any Takeover Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; or (v) effect any transaction contemplated by any Takeover Proposal; provided, however, that the Company shall not be prohibited from terminating this Agreement and entering into an agreement with respect to such Superior Proposal in accordance with Section 6.2(e).
          (e) Notwithstanding anything to the contrary in this Section 6.2, at any time prior to obtaining the Company Stockholder Approval, if the Company has received a Superior Proposal that has not been withdrawn or abandoned, the Board of Directors of the Company or any committee thereof may (x) make an Adverse Recommendation Change, (y) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an agreement with respect to such Superior Proposal) and/or (z) exempt any Person from the restrictions contained in any state takeover or similar laws, including Section 203 of the DGCL; provided that the Board of Directors of the Company or any such committee has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the Board of Directors or such committee is required to make an Adverse Recommendation Change, terminate this Agreement and/or exempt such Person, as the case may be, by its fiduciary duties under applicable law. No Adverse Recommendation Change shall change the approval of the Board of Directors of the Company for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by this Agreement; provided, that the Board of Directors of the Company shall not effect an Adverse Recommendation Change pursuant to this Section 6.2(e) unless the Company has (x) provided written notice to Newco (a “Notice of Superior Proposal”) advising Newco that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, (y) negotiated during the five calendar day period following Newco’s receipt of the Notice of Superior Proposal in good faith with Newco (to the extent Newco wishes to negotiate) to enable Newco to make a counteroffer so the Superior Proposal is no longer a Superior Proposal and (z) terminated this Agreement pursuant to Section 9.1(e) and complied with the provision regarding termination fees under Section 7.5.
          (f) Nothing contained in this Section 6.2 shall prohibit the Company from complying with Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, such disclosure is required by its fiduciary duties under applicable law or is otherwise required under applicable law; provided, however, that neither the Company nor the Board of Directors (or any committee thereof) may make an Adverse Recommendation Change without complying with Sections 6.2(d) or (e).
     Section 6.3 Conduct of Business of Newco Pending the Merger. During the period from the date of this Agreement through the Effective Time, Newco shall not engage in any activity of any nature except as provided in or contemplated by this Agreement.
ARTICLE VII
ADDITIONAL AGREEMENTS
     Section 7.1 Employee Benefits. (a) For a period of not less than one year after the Effective Time, the Surviving Corporation shall provide all individuals who are employees of the Company or any of its Subsidiaries as of the Effective Time (including employees who are not actively at work on account of illness, disability or leave of absence) (the “Retained Employees”), while employed by the Surviving Corporation or its Affiliates, with compensation and benefits (other than those that pertain to equity-based compensation, equity-based benefits and nonqualified deferred compensation programs) that are substantially comparable in the aggregate to the compensation and benefits provided to such Retained Employees immediately prior to the Effective Time. Nothing contained in this Section 7.1 shall be deemed to grant any employee any right to continued employment after the Effective Time, ensure a continued amount of commission-based compensation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform to applicable law. The Surviving Corporation shall take all necessary action so that each Retained Employee shall after the Effective Time continue to be credited with the unused vacation and sick leave credited to such employee through the Effective Time under the applicable vacation and sick leave policies of the Company and its Subsidiaries, and the Surviving Corporation shall permit or cause its Subsidiaries to permit such employees to use such vacation and sick leave in accordance with such policies. The Surviving Corporation shall take all necessary action so that, for all purposes under each employee benefit plan (other than a defined benefit pension plan) maintained by Newco, the Surviving Corporation or any of their Subsidiaries in which Retained Employees become eligible to participate as of or after the Effective Time, each such person shall be given credit for all service with the Company and its Subsidiaries recognized by the Company immediately prior to the Effective Time.
          (b) Except as otherwise provided in this Section 7.1 or in Section 7.2, nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation to amend or terminate any particular Benefit Plan or any other particular employee benefit plan, program, agreement or policy or as requiring the Surviving Corporation to continue (other than as required by its terms) any written employment contract; provided, however, that no such termination or amendment may impair the rights of any person with respect to benefits or any other payments already accrued as of the time of such termination or amendment without the consent of such person.
          (c) The Surviving Corporation shall honor or cause to be honored by the Company, the Surviving Corporation and their Subsidiaries all employment agreements, bonus agreements, severance agreements, severance plans and non-competition agreements with the persons who are, immediately prior to the Effective Time, directors, officers and employees of the Company and its Subsidiaries (it being understood that nothing herein shall be deemed to mean that the Company, the Surviving Corporation and their Subsidiaries shall not be required to honor any of their obligations under any such agreement).
          (d) The Surviving Corporation shall, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Retained Employees and former employees of the Company and its Subsidiaries under any welfare or fringe benefit plan in which such employees and former employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are in effect with respect to such employees and former employees and that have not been satisfied under the corresponding welfare or fringe benefit plan maintained by the Company or its Subsidiaries for the Retained Employees and former employees prior to the Effective Time, and (ii) provide each Retained Employee and former employee with credit under any welfare plans in which such employee or former employee becomes eligible to participate after the Effective Time for any co-payments and deductibles paid by such Retained Employee or former employee for the then current plan year under the corresponding welfare plans maintained by the Company or its Subsidiaries prior to the Effective Time.
     Section 7.2 Options, Employee Stock Purchase Plan and Deferred Compensation Plan. (a) Except as otherwise provided in Section 7.2(b), the Company shall take all actions (including, to the extent necessary, obtaining the consent of any holder of a Company Stock Option) to ensure that, at the Effective Time, each Company Stock Option then outstanding, whether or not then exercisable, shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly (but in no event later than five days) after the Effective Time, a cash payment in respect of such cancellation from the Surviving Corporation in an amount (if any) equal to (i) the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option and (y) the excess, if any, of the Public Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option, minus (ii) all applicable federal, state and local Taxes required to be withheld by the Surviving Corporation.
          (b) Subject to the approval of Newco in its sole discretion, on or prior to the close of business on June 21, 2006, each of the individuals listed in Item 7.2 of the Company Letter (the “Management Holders”) may elect that any or all of the Company Stock Options held by such individual immediately prior to the Effective Time shall not be cancelled pursuant to Section 7.2(a), but instead shall be adjusted at the Effective Time, in accordance with Section 409A of the Code in a manner that preserves the intrinsic value of such options, to represent options (“Surviving Corporation Options”) to purchase shares of the Class A and Class L Common Stock of the Surviving Corporation (with the relative rights and preferences described in the Restated Certificate of Incorporation adopted as of the Effective Time as provided in Section 2.4(a)), provided that such adjustment is permitted under applicable law and the terms of the applicable Company Stock Incentive Plan. Except as otherwise provided in this Section 7.2(b), each Surviving Corporation Option shall be exercisable after the Effective Time upon the same terms and conditions as were applicable under the related Company Stock Option immediately prior to the Effective Time, after giving effect to the acceleration of the exercisability of such option occurring by operation of the Merger.

          (c) Effective as of July 1, 2006, the Company shall suspend all rights to purchase shares of Company Common Stock under the Company Stock Purchase Plan. The Company shall terminate the Company Stock Purchase Plan and return all accumulated payroll deductions to participants in the Company Stock Purchase Plan as of the Effective Time.
          (d) The Company shall ensure that, immediately following the Effective Time, (i) no amounts contributed to or earned under the Deferred Compensation Plan are hypothetically invested in or actually invested in Company Common Stock and (ii) no participants in the Deferred Compensation Plan have any rights to Company Common Stock under, or a distribution of Company Common Stock from, the Deferred Compensation Plan. The Company may, in the sole discretion of the Board of Directors of the Company, take such action as it deems necessary to cause the units representing shares of Company Common Stock that are credited to participant accounts under the Deferred Compensation Plan (“Company Stock Units”) to be converted, based on the Public Merger Consideration, into units representing shares of mutual funds selected by the affected participants and to transfer a cash amount of equal value to the grantor trust maintained under the Deferred Compensation Plan; provided, however, that subject to the approval of Newco in its sole discretion and applicable law, on or prior to the close of business on June 21, 2006, each of the Management Holders shall be permitted to elect that some or all of the Company Stock Units credited to his or her Deferred Compensation Account as of the close of business on the day prior to the date of this Agreement be converted into (A) a number of units representing shares of Class A Common Stock determined by multiplying the number of such Company Stock Units by 3.90, and (B) a number of units representing shares of Class L Common Stock determined by multiplying the number of such Company Stock Units by 0.4875. The Company may, in the sole discretion of the Board of Directors of the Company, amend the Deferred Compensation Plan to permit participants to change the date on which their Deferred Compensation Plan account is to be paid, to the extent permitted under Section 409A of the Code.
     Section 7.3 Stockholder Approval; Preparation of Proxy Statement. (a) The Company shall as soon as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of obtaining the adoption of this Agreement by holders of a majority of the outstanding Shares (the “Company Stockholder Approval”). The Company shall, through its Board of Directors (but subject to the right of the Company’s Board of Directors to make an Adverse Recommendation Change pursuant to Sections 6.2(d) and (e)), recommend to its stockholders that the Company Stockholder Approval be given and include such recommendation in the Proxy Statement. Subject to Sections 6.2(d) and (e), the Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will take all other action reasonably necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable law to obtain such approvals. The Company shall keep Newco updated with respect to proxy solicitation results as reasonably requested by Newco.
          (b) The Company shall use its commercially reasonable efforts to prepare (with the assistance of Newco) and file with the SEC a preliminary Proxy Statement, and each of the Company and Newco shall, or shall cause their respective Affiliates to, prepare and file with the SEC all Other Filings, as soon as practicable following the No-Shop Period Start Date and each party shall use its commercially reasonable efforts to respond (with the assistance of the other party) to any comments of the SEC or its staff. To the extent permitted by law, the Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. The Company or Newco, as the case may be, shall notify the other party promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or Other Filings or for additional information and will supply the other party with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Other Filings or the transactions contemplated by this Agreement. If at any time prior to the Stockholders Meeting there shall occur any event or any information relating to the Company, Newco or any of their respective Affiliates, officers or directors shall be discovered by the Company or Newco that should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which learns of the event or the information shall promptly notify the other party, and the Company or Newco, as appropriate, shall promptly prepare (with the assistance of the other party) and file with the SEC and, to the extent required by applicable law, mail to the Company’s stockholders an appropriate amendment or supplement describing such event or information. Each of the Company and Newco shall cooperate with the other in the preparation of the Proxy Statement, Other Filings and any amendments or supplements thereto and shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or Other Filings or that is customarily included in such filings prepared in connection with transactions of the type contemplated by this Agreement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any Other Filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party with an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.
     Section 7.4 Access to Information. Upon reasonable notice and subject to the terms of the Confidentiality Agreement, dated January 14, 2005, between Goldman Sachs (on behalf of the Company) and Thomas H. Lee Partners, L.P., as the same may be amended, supplemented or modified (the “Confidentiality Agreement”), the Company shall, and shall cause each of its Subsidiaries to, afford to Newco and to the officers, employees, accountants, financing sources, counsel, consultants, agents and other representatives of Newco reasonable access, during normal business hours during the period prior to the Effective Time, to all their respective officers, employees, assets, operations, properties, offices and other facilities, books, contracts, commitments and records, and during such period, the Company shall (and shall cause each of its Subsidiaries to) make available to Newco (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal or state securities laws or the federal Tax laws, (b) within 20 days of the end of each month following the date hereof (or within 30 days in the case of a month that is the last month of any fiscal quarter of the Company), an unaudited monthly consolidated balance sheet of the Company and its Subsidiaries for the month then ended and related consolidated statements of earnings, cash flows and stockholders equity and (c) all other information concerning its business, properties, contracts, personnel and other aspects of the Company and its Subsidiaries as Newco may reasonably request; provided, however, that such access and information shall only be provided to the extent that such access or the provision of such information would not violate applicable law; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third Persons or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable efforts to obtain the consent of such third Person to such inspection or disclosure and such consent was not obtained or (ii) to disclose any privileged information of the Company or any of its Subsidiaries so long as the Company has taken all reasonable steps to permit inspection of or to disclose information described in this clause (ii) on a basis that does not compromise the Company’s or such Subsidiary’s privilege with respect thereto. The parties shall seek appropriate substitute disclosure arrangements under circumstances in which the proviso to the immediately proceeding sentence applies. Subject to the Confidentiality Agreement, Newco and its representatives shall be permitted to disclose information as necessary and consistent with customary practice in connection with the Debt Financing. All requests for information made pursuant to this Section 7.4 shall be directed to an executive officer of the Company or such Person as may be designated by the Company’s executive officers. In no event shall the Company be required to supply to Newco, or Newco’s officers, employees, accountants, counsel or other representatives, any information relating to indications of interest from, or discussions with, any other potential acquirors of the Company, except to the extent necessary for use in the Proxy Statement or as required by Section 6.2. In the event of a termination of this Agreement for any reason, Newco shall promptly return or destroy, or cause to be returned or destroyed, all nonpublic information so obtained from the Company or any of its Subsidiaries and any copies made of such documents for Newco. No investigation by Newco shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement.
     Section 7.5 Fees and Expenses. (a) Except as provided below in this Section 7.5, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
          (b) The Company shall pay, or cause to be paid, in same day funds to the Guarantors in consideration for the resources expended by Newco and its Affiliates in connection with this Agreement and the transactions contemplated hereby (x) the fees set forth below and/or (y) the Expenses up to a maximum amount not to exceed $15,000,000, under the circumstances and at the times set forth as follows:
     (i) if Newco terminates this Agreement under Section 9.1(d), then the Company shall pay (A) the Expenses no later than three Business Days of receipt after such termination of documentation supporting such Expenses and (B) $93,000,000 no later than three Business Days after such termination;

     (ii) if the Company terminates this Agreement under Section 9.1(d) or Section 9.1(e), then the Company shall pay (A) the Expenses no later than three Business Days of receipt after such termination of documentation supporting such Expenses and (B) $93,000,000 on the date of such termination;
     (iii) if the Company or Newco terminates this Agreement under Section 9.1(b)(i) and prior to such termination any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have made a Takeover Proposal to the Company or the stockholders of the Company or shall have publicly announced an intention to make a Takeover Proposal and, in each case, such Takeover Proposal shall not have been withdrawn or abandoned prior to such termination, then (A) the Company shall pay the Expenses no later than three Business Days of receipt after such termination of documentation supporting such Expenses and (B) if, within twelve months after such termination, the Company shall enter into a definitive agreement providing for a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to 50%) or a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to 50%) shall be consummated, the Company shall pay $67,000,000 concurrently with the earlier of the entering into of such definitive agreement or the consummation of such Takeover Proposal; and
     (iv) if Newco terminates this Agreement under Section 9.1(c), then (A) the Company shall pay the Expenses no later than three Business Days of receipt after such termination of documentation supporting such Expenses and (B) if, prior to such termination any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have made a Takeover Proposal to the Company or the stockholders of the Company or shall have publicly announced an intention to make a Takeover Proposal, in each case, such Takeover Proposal shall not have been withdrawn or abandoned prior to such termination, and, within twelve months after such termination, the Company shall enter into a definitive agreement providing for a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to 50%) or a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to 50%) shall be consummated, then the Company shall pay $67,000,000 concurrently with the earlier of the entering into of such definitive agreement or the consummation of such Takeover Proposal.
          (c) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(f), then Newco or the Guarantors shall pay to the Company or as directed by the Company, by wire transfer of same day funds $93,000,000 no later than three Business Days after such termination; provided, that, if Newco was then entitled to terminate this Agreement pursuant to Section 9.1(g), then such amount shall be reduced to $67,000,000. In the event that this Agreement is terminated by Newco pursuant to Section 9.1(g), then Newco or the Guarantors shall pay to the Company or as directed by the Company, by wire transfer of same day funds $67,000,000 on the date of such termination. If Newco is obligated to pay a fee pursuant to this Section 7.5(c), then the right of the Company to receive payment of such fee shall be the sole and exclusive remedy of the Company against Newco, the Guarantors or any of their respective stockholders, partners, members, directors, officers, Affiliates and agents for the failure of the transactions contemplated hereby to be consummated, and upon Newco’s payment of such fee in accordance with this Section 7.5(c), none of Newco, the Guarantors or any of their respective stockholders, partners, members, directors, officers, Affiliates and agents, as the case may be shall have any further liability or obligation (except to the extent that Newco has an obligation under Section 7.5(d), it being understood that no other person including the Guarantors shall have any such liability or obligation with respect to this provision) relating to or arising out of this Agreement.
          (d) Each of the Company and Newco acknowledges that the agreements set forth in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other party would not enter into this Agreement; accordingly, if the Company or Newco, as the case may be, fails to timely pay any amount due pursuant to this Section 7.5, and, in order to obtain the payment, Newco or the Company, as the case may be, commences a suit which results in a judgment against the other party for the payment set forth in this Section 7.5, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit.
     Section 7.6 Public Announcements. The initial press release issued by Newco and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release, the text of which shall have been agreed upon by both parties, and thereafter Newco and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or the requirements of Nasdaq, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing such release or making such public statement.
     Section 7.7 Transfer Taxes. The Company and Newco shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”). All Transfer Taxes shall be paid by the Newco and expressly shall not be a liability of any holder of Shares.
     Section 7.8 State Takeover Laws. If any “fair price,” “moratorium” or “control share acquisition” statute or other similar antitakeover statute or regulation enacted under state laws in the United States shall become applicable to the transactions contemplated hereby, Newco and the Company and their respective Boards of Directors shall use reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.
     Section 7.9 Indemnification; Directors and Officers Insurance. (a) For a period of six years after the Effective Time, unless otherwise required by applicable law, the certificate of incorporation and by-laws of the Surviving Corporation and its Subsidiaries shall contain provisions no less favorable with respect to the exculpation of directors and indemnification of and advancement of expenses to directors or officers, in respect of actions, omissions or events through the Effective Time, than are set forth in the certificate of incorporation or by-laws (or equivalent organizational documents) of the Company (or the relevant Subsidiary) as in effect on the date hereof; provided, however, that if any claim or claims are asserted against any individual entitled to the protections of such provisions within such six year period, such provisions shall not be modified until the final disposition of any such claims. The Surviving Corporation shall indemnify and advance expenses to each present and former director or officer, including any director or officer who serves or served as an employee benefit plan fiduciary (each, an “Indemnified Person”) of the Company or any of its Subsidiaries in and to the extent of their capacities as such and not as stockholders and/or optionholders of the Company or its Subsidiaries (including rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director or officer of another entity at the request of the Company or any of its Subsidiaries) in respect of actions, omissions or events through the Effective Time to the fullest extent provided in the certificate of incorporation or by-laws of the Company or the organizational documents of any Subsidiary, as applicable, any indemnification agreement listed on Item 7.9 of the Company Letter or under applicable laws, in each case, as in effect on the date of this Agreement; provided, however, that any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under the applicable law, the Restated Certificate of Incorporation or By-laws of the Company or the organizational documents of any Subsidiary, as applicable, or any such agreement, as the case may be, shall be made by independent legal counsel jointly selected by such Indemnified Person and the Surviving Corporation; provided, further, that the Surviving Corporation shall not be liable for any settlement effected without the prior written consent of the Surviving Corporation (such consent not to be unreasonably withheld). If any Indemnified Person becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 7.9 after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by law, promptly advance to such Indemnified Person his or her legal or other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking (if required by applicable law) to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Person is not entitled thereto. Additionally, if any Indemnified Person becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 7.9 after the Effective Time, the Surviving Corporation shall be entitled to, but shall not be obligated to, participate in the defense and settlement of such matter.
          (b) The Surviving Corporation shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to officers’ and directors’ liability insurance at least as favorable (including in amount and scope) as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time or (ii) maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable), in each case so long as the annual premium therefor is not in excess of 300% of the last annual premium paid prior to the date hereof, which, the Company represents, is as set forth in Item 7.9 of the Company Letter (the “Current Premium”); provided, however, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period or is at an annual premium in excess of 300% of the Current Premium, the Surviving Corporation will use its reasonable best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess of 300% (on an annualized basis) of the Current Premium.
          (c) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or shall cease to continue to exist for any reason or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, shall assume all of the obligations set forth in this Section 7.9.
          (d) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to the Indemnified Persons (including their successors, assigns and heirs) without the consent of the Indemnified Person (including the successors, assigns and heirs) affected thereby.
     Section 7.10 Reasonable Best Efforts. Subject to fiduciary responsibilities of the Board of Directors of the Company and as further provided in Section 6.2, each of the Company and Newco agrees to use its reasonable best efforts to effect the consummation of the Merger as soon as practicable after the date hereof. Without limiting the foregoing, (a) each of the Company and Newco agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Merger (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger and (b) each of the Company and Newco shall, and shall cause its Subsidiaries to, use its or their reasonable best efforts to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third Person required to be obtained or made by Newco, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement; provided that without the prior written consent of Newco (which shall not be unreasonably withheld), neither the Company nor any of its Subsidiaries shall pay or commit to pay to any such Person whose consent or approval is being solicited any material cash or other consideration, make any material commitment or incur any material liability or other obligation to such Person. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable.
     Section 7.11 Financing. (a) Newco shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letters (provided that, subject to the limitations set forth in Section 7.11(c), Newco may replace, amend, modify, supplement or restate the Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Commitment Letters as of the date hereof, or otherwise so long as the terms would not reasonably be expected to adversely impact the ability of Newco to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby), including using reasonable best efforts to (i) maintain in effect the Debt Financing commitments, and (ii) satisfy all conditions applicable to Newco to obtaining the Debt Financing set forth therein (including by consummating the financing pursuant to the terms of the Equity Funding Letters). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, Newco shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient (when taken together with the aggregate proceeds contemplated by the Equity Funding Letters and the portion, if any, of the Debt Financing that remains available under the Commitment Letters on the terms and conditions contemplated therein) on terms no less favorable (including cost of capital) than the terms described in the Commitment Letter to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but no later than the last day of the Marketing Period; provided that Newco shall not be required to arrange to obtain alternative financing if such Debt Financing has become unavailable as a result of the failure of the Company or any of is Subsidiaries to comply in any material respect with Section 7.11(b) which failure has not been cured within ten (10) days following written notice to the Company. Newco shall give the Company prompt notice of any material breach by any party to the Commitment Letters of which Newco becomes aware or any termination of the Commitment Letters. Newco shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and, upon the Company’s request, provide copies of all documents related to the Debt Financing (other than any ancillary documents subject to confidentiality agreements) to the Company.
          (b) Prior to the Closing, the Company shall provide to Newco, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its subsidiaries to, provide to Newco all cooperation reasonably requested by Newco that is necessary in connection with the Financing (including any alternative financing), including using reasonable best efforts to (i) participate on a timely basis in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assist with the timely preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, (iii) execute and deliver any definitive financing documents or other customary certificates, legal opinions or documents as may be reasonably requested by Newco (including consents of accountants for use of their reports in any materials relating to the Debt Financing), (iv) furnish Newco and its financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Newco, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of securities and otherwise of type and form customarily included in private placements under Rule 144A of the Securities Act, to consummate the offerings of any debt securities contemplated by the Commitment Letters (the “Required Financial Information”) and (v) obtain accountants’ comfort letters and legal opinions, surveys and title insurance as reasonably requested by Newco; provided, however, that in no event shall the Required Financial Information be delivered later than twenty-one (21) days prior to the Closing; provided, further, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Newco shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation.
          (c) In no event shall Newco or any of its Affiliates (which for purposes of this Section 7.11(c) shall be deemed to include each direct or indirect investor or potential investor in Newco, or any of the Guarantors’, Newco’s or any such investor’s financing sources or potential financing sources or other representatives) (i) award any agent, broker, investment banker, financial advisor or other firm or Person other than Lehman Brothers Inc., Deutsche Bank Securities Inc. and Bank of America, N.A. and their Affiliates any financial advisory role on an exclusive basis (or until the No-Shop Period Start Date, any additional firm or Person on a non-exclusive basis), or (ii) engage any bank or investment bank or other provider of financing other than the active investment funds affiliated with the Guarantors on an exclusive basis (or otherwise on terms that could reasonably be expected to prevent such provider from providing or seeking to provide financing to any third party in connection with a transaction relating to the Company or its Subsidiaries), in the case of clauses (i) and (ii) in connection with the Merger or the other transactions contemplated hereby; provided, however, that following the No-Shop Period Start Date, Newco may engage one additional provider of debt financing and one additional financial advisor, in each case, on an exclusive basis. Until the No-Shop Period Start Date, neither Newco nor any of its Affiliates shall seek or obtain any equity commitments or equity financing in respect of the Merger or any of the other transactions contemplated hereby, or provide any information in respect thereof to any potential investor in Newco, or any of Newco’s or any such investor’s financing sources or potential financing sources or other representatives who have not been provided any such information prior to the date hereof, other than as set forth in the Equity Funding Letters, as in effect on the date hereof, and other than limited partners in the active investment funds affiliated with the Guarantors. Notwithstanding the foregoing, Newco and its Affiliates can take any of the actions otherwise prohibited by the preceding sentence with respect to up to an aggregate of $100,000,000 of equity investments or equity financing to entities or persons who (i) are not principally involved in the private equity business or (ii) are not required to file a Schedule 13G or Schedule 13D under the Exchange Act as of the date of this Agreement but without giving effect to the transactions contemplated hereby. Newco shall cause its Affiliates to comply with the foregoing covenant.
     Section 7.12 Notification of Certain Matters. The Company shall give prompt written notice to Newco, and Newco shall give prompt written notice to the Company of (a) the occurrence or non-occurrence of any event, the occurrence or nonoccurrence of which would be reasonably likely to cause any representation or warranty of such party contained in this

Agreement to be untrue or inaccurate in any material respect if made at such time or otherwise cause any condition to the obligations of any party hereunder not to be satisfied, and (b) any failure of the Company or Newco to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery or non-delivery of any notice pursuant to this Section 7.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. In addition, each of the Company and Newco shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including by promptly furnishing the other with copies of notices and other communications received by Newco or the Company, as the case may be, or any of its Subsidiaries, from any third Person and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, the response of the recipient party or its representatives thereto, and all communication to and from the SEC.
     Section 7.13 Resignations. The Company shall prepare and deliver to Newco at or prior to the Closing (i) evidence reasonably satisfactory to Newco of the resignation of all directors of the Company and, as specified by Newco reasonably in advance of the Closing, any officers of the Company and any directors of the Significant Subsidiaries of the Company, in each case, effective at the Effective Time and (ii) all documents and filings, completed and executed by the appropriate directors, officers and representatives of the Company and its Significant Subsidiaries, that are necessary to record the resignations contemplated by the preceding clause (i).
     Section 7.14 Solvency Letter. The parties shall engage an appraisal firm of national reputation reasonably acceptable to Newco and the Company to deliver a letter in a form reasonably acceptable to the Board of Directors of the Company and addressed to Newco and the Board of Directors of the Company relating to the solvency of the Company and its Subsidiaries immediately after giving effect to the Merger, the payment of the Merger Consideration, the repayment or refinancing of any Indebtedness, the Debt Financing (including any alternative financing), the equity financing pursuant to the Equity Funding Letters (the “Solvency Letter”) and the other transactions contemplated hereby or related thereto. Without limiting the generality of the foregoing, each of Newco and the Company shall use their respective reasonable best efforts to (i) make available their respective officers, agents and other representatives as reasonably requested and upon reasonable notice and (ii) provide or make available such information concerning the business, properties, Contracts, assets and liabilities of the Company and Newco as may be reasonably requested by such appraisal firm in connection with delivering such Solvency Letter.
     Section 7.15 Certain Actions and Proceedings. Until this Agreement is terminated in accordance with Section 9.1, the Company shall consult with Newco with respect to the defense of any action, suit or proceeding instituted against the Company (or any of its directors or officers) before any court of Governmental Entity or threatened by any Governmental Entity or any third party, including a Company stockholder, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

ARTICLE VIII
CONDITIONS PRECEDENT
     Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:
          (a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
          (b) No Injunction or Restraint. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court or other Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used their reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order, including taking such action as is required to comply with Section 7.10, and to appeal as promptly as possible any injunction or other order that may be entered.
          (c) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.
          (d) Other Governmental Approvals. Any other approval of any Governmental Entity of competent jurisdiction or waiting periods under any applicable law or regulation of any Governmental Entity of competent jurisdiction legally required to consummate the transactions contemplated hereby shall have been obtained or have expired (without the imposition of any condition that is reasonably likely to have a Material Adverse Effect), other than those approvals which are immaterial and incidental and which do not involve any criminal or individual liability.
          (e) Solvency Letter. Each of Newco and the Board of Directors of the Company shall have received the Solvency Letter and such Solvency Letter shall not have been withdrawn or modified in any material respect.
     Section 8.2 Conditions to the Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment as of the Closing and as of the Effective Time of the following additional conditions:
          (a) Accuracy of Representations and Warranties. The representations and warranties of Newco set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or similar standard or qualifications, shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of any such representations and warranties to be so true and correct has not had and would not reasonably be likely to have a Material Adverse Effect on Newco.

          (b) Performance of Obligations. Newco shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of Newco to be performed and complied with by it under this Agreement. The Company shall have received a certificate signed on behalf of Newco by a duly authorized officer of Newco as to the effect of the preceding sentence.
     Section 8.3 Conditions to the Obligations of Newco to Effect the Merger. The obligations of Newco to effect the Merger shall be subject to the fulfillment as of the Closing and as of Effective Time of the following additional conditions:
          (a) Accuracy of Representations and Warranties. (i) Other than with respect to Section 4.3 (Capital Structure), Section 4.4 (Authority), Section 4.14 (State Takeover Statutes), Section 4.21 (Affiliate Transactions), and Section 4.25 (Brokers; Transaction Fees), the representations and warranties of the Company set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or similar standard or qualifications, shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of any such representations and warranties to be so true and correct has not had and would not reasonably be likely to have a Material Adverse Effect on the Company; and (ii) the representations and warranties of the Company set forth in Section 4.3 (Capital Structure), Section 4.4 (Authority), Section 4.14 (State Takeover Statutes), Section 4.21 (Affiliate Transactions), and Section 4.25 (Brokers; Transaction Fees), disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or similar standard or qualification, shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). Newco shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company as to the effect of the preceding sentence.
          (b) Performance of Obligations. The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company to be performed and complied with by it under this Agreement. Newco shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company as to the effect of the preceding sentence.
          (c) No Material Adverse Change. Since the date of this Agreement, there shall not have been any Material Adverse Change with respect to the Company or any event, change, circumstance or occurrence that has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company (it being understood, for the avoidance of doubt, that any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court or other Governmental Entity of competent jurisdiction preventing the consummation of the Merger or any pending action or claim seeking such relief shall not constitute a Material Adverse Effect for purposes of this Section 8.3(c) and shall be addressed under Section 8.1(b)).
          (d) Dissenting Shares. Holders of no more than ten percent (10%) of the outstanding Shares shall have properly made a demand in writing to the Company for an appraisal with respect to such holder’s Shares in accordance with the DGCL.
          (e) Definitive Agreement with Founders. The Founders shall have entered into a definitive agreement with Newco that contains substantially the terms set forth in the letter agreement attached as Schedule 2 (it being understood that such letter agreement contains all of the material economic terms of such definitive agreement).
ARTICLE IX
TERMINATION AND AMENDMENT
     Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained:
          (a) by mutual written consent of Newco and the Company;
          (b) by either Newco or the Company:
     (i) if the Merger shall not have been consummated on or before December 31, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation or other breach under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the Termination Date;
     (ii) if any court or other Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party who has not used its reasonable best efforts to cause such order to be lifted or otherwise taken such action as is required to comply with Section 7.10; or
     (iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Stockholders Meeting or any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not be available to any party whose breach of a representation or warranty or failure to fulfill any obligation under this Agreement has been the cause or resulted in the failure to obtain such stockholder approval;

          (c) by Newco if the Company shall have breached any representation, warranty, covenant, obligation or other agreement contained in this Agreement that (i) would give rise to the failure of a condition set forth in Section 8.3 and (ii) cannot be or has not been cured prior to the earlier to occur of (A) 30 days after the giving of written notice to the Company or (B) the Termination Date;
          (d) by either Newco or the Company if (i) the Board of Directors of the Company or any committee thereof shall have made an Adverse Recommendation Change, (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take the foregoing action or (iii) the Company shall have failed to include in the Proxy Statement the recommendation of the Company’s Board of Directors in favor of the adoption and approval of this Agreement and the approval of the Merger;
          (e) by the Company pursuant to Section 6.2(e);
          (f) by the Company if Newco shall have breached any of its representations, warranties, covenants, obligations or other agreements contained in this Agreement that (i) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) and (ii) cannot be or has not been cured prior to the earlier to occur of (x) 30 days after the giving of written notice to Newco, (y) the Termination Date, or (z) with respect to any breach by Newco of its obligations to effect the Closing pursuant to Section 2.2 and satisfy its obligations under Article III, including depositing (or causing to be deposited) with the Paying Agent sufficient funds to make all payments pursuant to Section 3.2(b), the date on which the Closing is scheduled to occur under Section 2.2; or
          (g) by Newco if it fails to receive the proceeds of one or more debt financings contemplated by the Commitment Letters; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(g) shall not be available to Newco if its failure to fulfill its obligations under this Agreement, including Section 7.11, has been the cause or resulted in the failure to receive such proceeds.
     Section 9.2 Effect of Termination. In the event of a termination of this Agreement by either the Company or Newco as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Newco or the Company or their respective officers, directors, stockholders or Affiliates except with respect to Section 7.5, Section 7.6, this Section 9.2 and Article X and the penultimate sentence of Section 7.4.
     Section 9.3 Amendment. This Agreement may be amended by the parties hereto at any time before or after obtaining the Company Stockholder Approval, but if the Company Stockholder Approval shall have been obtained, thereafter no amendment shall be made that by law requires further approval by the Company’s stockholders without obtaining such further approval; provided, however, that without the prior written consent of the Founders this Agreement may not be amended (i) to increase the number of Rollover Shares, (ii) to decrease the Founder Merger Consideration or (iii) to increase the Public Merger Consideration without proportionately increasing the Founder Merger Consideration. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that Newco may not waive the condition set forth in Section 8.3(e) without the prior written consent of the Founders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE X
GENERAL PROVISIONS
     Section 10.1 Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time of the Merger.
     Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with receipt confirmed by telephone or automatic transmission report) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
     (a) if to Newco, to:
Omaha Acquisition Corp.
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, Massachusetts 02110
Attn: Anthony DiNovi and Soren Oberg
Facsimile: (617) 227-3514
     with copies to:
Omaha Acquisition Corp.
c/o Quadrangle Group LLC
375 Park Avenue
New York, New York 10152
Attn: Joshua Steiner and David Crosby
Facsimile: (212) 418-1772
and

Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Attn: David C. Chapin, Esq. and Shari H. Wolkon, Esq.
Facsimile: (617) 951-7050
     (b) if to the Company, to:
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154
Attn: David C. Mussman
Facsimile: (402) 963-1211
     with copies to:
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attn: Frederick C. Lowinger and Paul L. Choi
Facsimile: (312) 853-7036
and
Potter Anderson & Corroon LLP
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19801
Attn: Michael D. Goldman
Facsimile: (302) 658-1192
and
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attn: James C. Morphy and Audra D. Cohen
Facsimile: (212) 558-3588
     Section 10.3 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     Section 10.4 Entire Agreement; No Third-Party Beneficiaries. Except for the Confidentiality Agreement, this Agreement (together with the Company Letter and the Newco Letter) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. EACH

PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER NEWCO NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. Newco and the Company hereby agree that their respective representations and warranties set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement, except for the provisions of Section 7.9, is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the accuracy or completeness of the representations and warranties set forth herein. Notwithstanding the foregoing, the Founders shall be express third-party beneficiaries of this Agreement solely with respect to the proviso to Section 2.5(a), the proviso to the first sentence of Section 9.3, the proviso to the first sentence of Section 9.4 and this last sentence of Section 10.4.
     Section 10.5 Governing Law; Venue; Waiver of Jury Trial. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
          (b) The parties hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery (unless such court shall lack subject matter jurisdiction, in which case, in any state or federal court located in Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof.
          (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY

CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5(c).
     Section 10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that (x) Newco may assign this Agreement and all of its rights hereunder to its lenders and debt providers for collateral security purposes only and (y) prior to the mailing of the Proxy Statement to the Company’s stockholders, Newco may assign this Agreement (in whole but not in part) to an Affiliate of Newco; provided that such assignment does not release or relieve the assigning party from its obligations hereunder if the assignee fails to perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
     Section 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.
     Section 10.8 Enforcement of this Agreement. (a) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Newco for such losses or damages shall be limited to those amounts specified in Section 7.5, (ii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Guarantee, and (iii) in no event shall the Company seek to recover any money damages in excess of such amount from Newco or the Guarantors or their respective Representatives and affiliates in connection therewith.
          (b) The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Newco shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which Newco is entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Newco or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in this Section 10.8 or Section 7.5, as applicable, and under the Guarantees.
     Section 10.9 Obligations of Subsidiaries and Surviving Corporation. Whenever this Agreement requires any Subsidiary of the Company or the Surviving Corporation to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action or Newco to cause the Surviving Corporation to take such action, as the case may be.
     Section 10.10 Interpretation; Construction. (a) The parties have participated jointly in negotiation and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          (b) The Company may have set forth information in the Company Letter in a section thereof that corresponds to the section of this Agreement to which it relates and Newco may have set forth information in the Newco Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Letter or the Newco Letter, as the case may be, shall not be construed to mean that such information is required to be disclosed by this Agreement.

     IN WITNESS WHEREOF, Newco and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

OMAHA ACQUISITION CORP.
By:	/s/Anthony DiNovi
	Name:	Anthony DiNovi
	Title:	Vice President

WEST CORPORATION
By:	/s/Thomas B. Barker
	Name:	Thomas B. Barker
	Title:	Chief Executive Officer

Schedule 1
Rollover Shares
1. Rollover Shares shall consist of: (i) 5,837,500 Shares owned by Gary West and Mary West jointly as co-tenants and (ii) any Shares held by Management Holders with respect to which such individuals have elected, on or before the close of business on June 21, 2006, to be treated as “Rollover Shares.” The Rollover Shares held by Gary West and Mary West will, in the aggregate, be converted into two and a half million (2,500,000) shares of Class L Common Stock of the Surviving Corporation and twenty million (20,000,000) shares of Class A Common Stock of the Surviving Corporation. Each Rollover Share held by a Management Holder will be converted into 3.90 shares of Class A Common Stock and 0.4875 shares of Class L Common Stock.
2. The Newco Shares that are outstanding as of immediately prior to the Effective Time will, in the aggregate, be converted into a combination of Class L Common Stock and Class A Common Stock of the Surviving Corporation as follows: (a) first, an aggregate number of shares of Class L Common Stock equal to (x) the total amount of cash invested in Newco prior to the Effective Time divided by (y) 100; and (b) second, an aggregate number of shares of Class A Common Stock equal to 8 times the number of shares of Class L Common Stock calculated pursuant to clause (a) above. These aggregate numbers will be allocated on a pro rata basis among the Newco Shares outstanding immediately prior to the Effective Time.

Schedule 2
Letter Agreement with Founders

Omaha Acquisition Corp.
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110
May 31, 2006
Gary L. West
Mary E. West
c/o West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154
Dear Gary and Mary:
This letter memorializes our recent discussions and mutual understanding regarding equity terms and your continuing ownership interest in West Corporation (the “Company”).
We are negotiating a Merger Agreement that requires a portion of the shares that you own to be rolled over as a continuing ownership interest. This “rollover equity” will be in the form of “strips” of securities of the same classes that the THL and Quadrangle investors will receive at closing as a result of their cash investments and the merger transactions. Your continuing ownership interest will be in the amount of $250 million (structured to be of the same classes as in the same amounts as would apply to new cash investors in this transaction). Attached to this letter is a more detailed description of the proposed capital structure for the recapitalized Company.
Exhibit A describes the economic terms of these Class L and Class A securities. Exhibit B describes the management equity incentive programs (purchased stock, restricted stock and stock options) that we intend to adopt for Tom Barker and his team. Exhibit C is a projected opening capitalization table, as an example of what securities are likely to be issued at closing and our anticipated relative ownership interests. We are also attaching to this letter (as Exhibit D) a summary term sheet regarding the stockholders agreement that you, the new sponsor group investors from THL and Quadrangle and the Company will sign at closing to supersede prior arrangements and provide for coordination in the future.
Finally, you agree that you will enter into a confidentiality, non-competition and non-solicitation agreement as described in Exhibit D.

Omaha Acquisition Corp.

By	/s/ Anthony DiNovi

Acknowledged, Confirmed
and Agreed:

/s/ Gary L. West
Gary L. West

/s/ Mary E. West
Mary E. West
Letter from Omaha
Acq. Corp to West

May 31, 2006
Exhibit A
Summary of A/L Structure (Omaha Transaction)
To effect the recapitalization contemplated by the May 31, 2006 Merger Agreement, the Sponsors (i.e., THL / Quadrangle) will establish a transitory merger subsidiary. At closing, the Sponsors will invest up to $762.4 million1 into the transitory merger subsidiary before it is merged with and into Omaha. Omaha will survive the merger and continue as a Delaware corporation. Pursuant to the merger, Omaha’s certificate of incorporation will be amended to provide for two classes of common stock. In general, cash investors (i.e., the Sponsors and, to the extent they invest cash, management) and Founders will acquire a combination of Class L and Class A shares (in strips of eight A Shares and one L share) in exchange for cash or in respect of rollover shares. Supplemental management equity (restricted stock and option programs) is implemented with Class A shares/options only. Attached hereto as Exhibit C is an estimated capitalization table as of closing (after giving effect to the merger, Founder rollover, and senior executive stock purchases). General terms of these securities will be:
     Class L Shares:
o	Each L Share is entitled to priority return preference amount equal to the sum of (x) $90 per share base amount plus (y) an amount sufficient to generate 12% IRR on that base amount from date of initial closing until the liquidation preference is paid in full. It is contemplated that at closing the Company will issue 10.1 mm Class L Shares.[2]

o	Each L Share also participates in upside on a per share basis. Because Omaha will issue or reserve approximately 10.1 mm Class L Shares and approximately 91.1 mm Class A Shares[3] this translates to the Class L Shares, as a class, participating in approx. 10% of upside. But that percentage would change over time as a result of future issuances, forfeitures of restricted stock or options that don’t vest, redemptions, etc. See description of distribution rights below.

1	This amount includes cash subscription amounts from THL and Quadrangle, and any co-investors. A portion of this amount will be subscribed for by T. Barker ($15mm), N. Berger and other senior executive officers at closing.

2	These 10.1 mm Class L Shares include: (i) approx. 7,624,000 L Shares issued as part of “purchased equity” for cash investments (in the case of sponsors, through cash capitalization of transitory merger co and then merger into Omaha; in the case of senior management in the form of cash reinvestment at closing), and (ii) approx. 2,500,000 L Shares to be issued to Founders as part of their rollover consideration and continuing equity interest in Omaha.

3	This 91.1 mm figure includes: (i) approx. 60,991,000 A Shares issued as part of “purchased equity” for cash investments (in the case of sponsors, through cash capitalization of merger co and in the case of senior management in the form of cash reinvestment at closing), (ii) 20,000,000 rollover equity shares to Founders, (iii) approximately 8,099,100 restricted A Shares to be issued to management under a restricted stock program and (iii) approximately 2,024,800 A Shares reserved for option plan.

     Class A Shares:
o	Class A Shares behave like standard common stock. Class A Shares participate in upside after all debt and Class L preference amount and priority return is satisfied. Based on initial numbers, Class A Shares (including purchased A Shares, restricted A Shares issued under a new restricted stock program and A Shares issuable upon exercise of options under a new stock option program, looked at as a class) get approximately 90% of that incremental upside if all restricted shares vest and all options vest and are exercised. Again, percentages are not locked in.

o	Note that restricted stock program (representing approximately 8% of upside) and stock option program (representing approximately 2% of upside) are both for Class A Shares.
Voting: Each Share (whether Class A or Class L) is entitled to one vote per share on all matters on which stockholders vote, subject to Delaware law regarding class voting rights where charter amendments would affect the relative rights of different classes, etc. Also, a stockholder agreement will include various voting agreements (e.g., board representation and other governance rights to implement exit decisions approved by lead sponsor, etc.).
Distributions. Dividends and other distributions to stockholders in respect of Shares, whether as part of any ordinary distribution of earnings or as a leveraged recap or in the event of an ultimate liquidation and distribution of available corporate assets, are to be paid as follows. First, holders of Class L Shares are entitled to receive an amount equal to the Class L base amount of $90 per share plus an amount sufficient to generate a 12% IRR on that base amount, compounded quarterly from [closing date of merger], 2006 to the date of payment. (Because there will be approximately 10,123,900 Class L Shares issued at or about the time of closing, the aggregate liquidation preference of those shares starts at about $911 million.) Second, after payment of this preference amount and priority return to Class L holders, the holders of Class A Shares and Class L Shares participate together, as a single class, in any and all distributions by the Company.
Conversion of L Shares. Class L Shares automatically convert into Class A Shares immediately prior to an IPO. Also, the Board of Directors may elect to cause all Class L Shares to be converted into Class A Shares in connection with a transfer (by stock sale, merger or otherwise) of a majority of all Common Stock to a 3rd party (other than to THL and affiliates). In the case of any such conversion (whether on IPO or sale), if any unpaid Class L priority amounts (base $90/share plus accrued 12% IRR) remains unpaid at the time of conversion it will be “paid” in additional Class A Shares valued at the deal price (in case of IPO, at the IPO price net of underwriter’s discount); that is each Class L Share converts into a number of Class A Shares equal to (i) one plus (ii) a fraction, the numerator of which is the unpaid priority amount on such Class L Share and the denominator of which is the value of a Class A Share at the time of conversion.

May 31, 2006
Exhibit B
Summary of Management Equity Programs
Purchased Strips. As reflected on Exhibit C (sample capitalization table) and described in Exhibit A (description of A/L structure), Omaha will offer senior executive officers an opportunity to buy strips of Class A and Class L shares at closing. Parties anticipate that Tom Barker will subscribe for $15 mm.
Restricted Shares. Omaha will also adopt a new restricted stock program (representing approximately eight percent (8%)4 of “upside” after all debt and Class L preference amount and priority return is satisfied), pursuant to which it will be authorized to issue restricted stock (Class A shares) subject to vesting, as follows:
o	5-Year Time Vested Restricted Stock. Approximately one-third (33.33%) of all restricted stock grants will be subject to time vesting. These shares will vest at a rate of 20% per year over a period of 5 years from date of grant, subject to continuation of employment. These options will accelerate on Change of Control (as defined in Stockholders Agreement).

o	Performance-Based Restricted Stock. Remaining two-thirds (66.67%) of restricted stock awards will be subject to performance-based vesting calculated by reference to the Sponsors’ return on investment as of Exit Event (that is, Sponsor’s sale of at least 90% of Omaha Stock for cash or marketable securities5), and also subject to continuation of employment through Exit Event or for specified period thereafter, as follows:
     (x) one-third of the performance-based restricted stock (i.e., about 22.22% of all awards) become eligible to vest if total return on Sponsor’s investment is greater than 2x and the IRR to Sponsors exceeds 15% (in each case, calculated after giving effect to restricted stock vesting arising as a result of such Exit Event); and
     (y) a ratable portion of the remaining two-thirds of the performance-based restricted stock (i.e., about 44.45% of all awards) become eligible to vest if total return on Sponsor’s investment is more than 2x and IRR to Sponsors exceeds 15%, such ratable portion to be calculated on a straight-line method from (A) nothing for 2x return to (B) all for 3x return (all calculated after giving effect to restricted stock vesting arising as a result of such Exit Event);
provided, that (i) upon an Exit Event any unvested portion of performance-based awards will terminate, and (ii) in the event of an Exit Event prior to the 3rd year of grant (i.e., 3rd anniversary of closing under merger agreement), any performance-based awards that become eligible to vest under the foregoing formulae will be subject to a time-vesting requirement that the holder continue employment with Omaha through 3rd anniversary of

4	Final 8% (restricted stock) / 2% (option plan) percentages subject to adjustment following further discussions among Sponsors and Tom Barker.

5	Discuss interplay with IPO.

grant (subject however to partial immediate vesting of those performance-earned portions tied to Sponsor liquidity, to be discussed and set forth in definitive docs.).
It is contemplated that the restricted A Shares issuable under this restricted stock plan will either be purchased by management (at the same FMV-based per share price paid by others at closing in connection with opening capitalization) or granted outright; and that the Company will provide a bonus to cover up-front 83(b) election-triggered tax on restricted stock grants. [To be discussed.]
Stock Option Program. Omaha will also adopt a new stock option program (representing approximately two percent (2%)6 of “upside” after all debt and Class L preference amount and priority return is satisfied), terms of which will be determined by its board of directors. It is currently contemplated that all options will be “non-qualified” stock options subject to time vesting over five years (although the board may, with CEO approval) elect to include performance vesting terms in connection with particular grants), that unexercised options will expire upon the earlier of a limited period (equal to period allowed under Company’s current stock option program) following termination of employment or 10th anniversary of grant, and that exercise/strike price of options will be equal to the fair market value of underlying shares on date of grant.
Put Rights. In the event a Management Holder dies, heirs / estate will have a right to put purchased (and, if applicable, rollover) Shares to the Company at FMV, subject to room / no default under credit agreement. Also, in the event a Management Holder has to leave employment under “hardship” situation (as determined by Board upon recommendation of CEO) the Board will cause the Company to use reasonable efforts to exercise its Call rights under the Stockholders Agreement to purchase at FMV all purchased (and, if applicable) rollover Shares held by such Management Holder, subject to room / no default under credit agreement.
Expenses. Company will pay reasonable fees / expense of Winston & Strawn, counsel to management, incurred in connection with implementation of foregoing management equity programs.

6	Final 8% (restricted stock) / 2% (option plan) percentages subject to adjustment following further discussions among Sponsors and Tom Barker.

May 31, 2006
Exhibit C
Projected Opening Capitalization (after Merger, Founder Rollover, Management Purchased Equity)
NB: All numbers subject to confirmation + change. They include assumptions to demonstrate one approach; and also assumes purchase prices of $1.25 per A Share and $90.00 per L Share. Although the $750 million aggregate purchase price for purchased shares should not change materially, the per share purchase prices for A + L Shares (and the allocation of total subscription amounts between L and A Shares) will be based on FMV and therefore may shift. Final allocations will be determined prior to closing.

	Class L	Class L	Class A	Class A	Aggregate	Aggregate	% ownership after
Holder	Shares	Purchase Price	Shares	Purchase Price	Shares (A + L)	Purch. Price ($)	preferred return
New Cash Investment[7]	7,623,900 L Shares	$686,151,000	60,991,100 A Shares	$76,238,880	68,615,000 total shares	$762,400,000	67.8%
Founder Rollover	2,500,000 L Shares	Imputed value $225,000,000	20,000,000 A Shares	Imputed value $25,000,000	22,500,000 total shares	Imputed value $250,000,000	22.2%
Management Equity Incentive Programs
Restricted Stock	n/a	n/a	8,099,100	Open	8,099,100	Open[8]	8.0	% [9]
Option Pool Reserve	n/a	n/a	2,024,800		2,024,800		2.0	% [8]
TOTALS	10,123,900 L Shares	$911,151,000	91,114,900 A Shares	$101,238,875	101,238,900 total shares	$1,012,400,000	100.0%

7	These amounts reflect equity commitment amounts from THL and Quadrangle at signing, and reflects understanding that Tom Barker will subscribe for $15 million of this New Cash Investment amount. Actual amounts may vary based on closing date debt amount, working capital shifts, etc.

8	Parties to discuss whether to incorporate restricted stock pool into purchased equity; or whether to grant outright.

9	Final size and allocation as between Restricted Stock Plan and new Stock Options subject to discussion among Sponsors and Tom Barker.

Exhibit D
Omaha: Summary of Stockholder Agreements
          This term sheet describes proposed terms of agreements to be entered into among West Corporation (“Omaha”) and its stockholders at closing of the recapitalization transactions contemplated by the Agreement and Plan of Merger, dated on or about the date hereof, between Omaha and Omaha Acquisition Corp (the “Recapitalization Transactions”). At that time, Omaha would be the parent of [Omaha Intermediate Holdings, Inc.1 (“Midco”), which, in turn, would be the parent of] the various principal operating subsidiaries (the “Principal Operating Subsidiaries”). This proposal presumes that post-recapitalization equity will be approximately as follows at closing (before management incentive program(s)):
o	THL funds and related entities (collectively, “THL”) and Quadrangle funds and related entities (“Quadrangle” and, together with THL, the “Investors”) will acquire shares representing approximately [___]%[2] of post-recapitalization equity;

o	Gary and Mary West (together with any family members, related trusts, etc., the “Founders”) will retain shares representing approximately [22]%[3] of post-recapitalization equity; and

o	Tom Barker and other Senior Executives will purchase at closing shares representing approximately [___]%[4] of post-recapitalization equity.
     These terms will be embodied in one or more stockholder, registrations rights or other agreements among Omaha, and its stockholders, including the Investors, the Founders and any employees who own equity in Omaha (the “Management Holders” and, together with the Investors and the Founders, the “Stockholders”).
Governance

Board of	The board of directors of Omaha will initially have six (6) members consisting of:
Directors:
o	four (4) directors designated by THL Investors;

o	one (1) director designated by Quadrangle Investors;

o	CEO to serve as director (ex officio)

The Stockholders Agreement or the certificate of incorporation will provide for rights to designate directors, and for the required resignation of directors designated by the Investors in the event of a transfer of shares in accordance with the following.

So long as Quadrangle Investors own at least 25% of the shares initially purchased by them, the Quadrangle Investors will be entitled to designate one (1) director and one (1) non-director observer (pursuant to standard observer rights agreement).

[1]	Use of Midco is open for discussion, but might be helpful to preserve flexibility on financing structures, subject to not creating problems for recap accounting treatment.

[2]	Will be total equity minus Founder Rollover minus management equity.

[3]	Founder rollover will be at $250 mm level. Parties to discuss proportionate reduction in rollover, below $250mm level, if the total cash equity provided by new investors (including Investors, Tom Barker and other management investors, etc.) falls below $700mm.

[4]	Tom Barker to invest $15 million; other senior executives under discussion.

So long as THL Investors own at least 5% of the shares initially purchased by them, the THL Investors right to designate directors will be determined as follows:

Ownership (remaining percentage of THL Group’s
Initial Investor Shares)	No. of Directors
Greater than 50%	4
Between 30% — 50%	3
Between 15% — 30%	2
Between 5% — 15%	1
Less than 5%	0

The thresholds contained above will automatically be adjusted downward proportionately in the event of any transaction that causes a substantially proportionate reduction in holdings of all of the Investors (e.g., a pro-rata redemption, reverse stock split or recapitalization), provided that no such adjustment will restore or increase the number of director designees to which an Investor is entitled. As the result of resignation of a director due to these sell-down provisions, the size of the board will be reduced or the resigning director will be replaced by an independent director.

For these purposes, an Investor’s holdings will be aggregated with those of its (i) related investment entities (as specified at closing), (ii) affiliated investment funds (including entities investing solely on behalf of the Investor or such funds and entities with common GP or advisor) or (iii) any entity that is directly or indirectly wholly-owned by such Investor or one or more of such funds (each, an “Affiliated Fund”).

Rights to the Investor’s board seats will be transferable by an Investor to any Affiliated Fund that holds shares, but otherwise will be transferable only with the consent of the other Investors.

The Investors will have the right to remove and replace their respective director-designees at any time and for any reason, and to fill any vacancies otherwise resulting in the director positions held by their respective designees; provided that if a Quadrangle designated director is a person other than a principal or employee of Quadrangle, then the election or appointment of such other person as a director will be subject to the approval of THL, which consent will not unreasonably be withheld.

For such time as the Investors own 50% or more of the voting shares of Omaha, all Stockholders will vote as a group to elect the board in accordance with the foregoing.

Information Rights	For so long as the Founders own more than 20% of the Shares retained by them after giving effect to the Recapitalization Transactions, the Founders will, subject to entering into customary and reasonably satisfactory confidentiality agreement including covenant not to use or disclose confidential information of the Company, have customary information rights including rights to receive quarterly financial statements, annual business plan and budget and annual audited financial statements when available.

Certain Actions:	Prior to an IPO, all Stockholders (other than the Founders) will agree to vote as determined by the Investor Majority for so long as the Investors own Shares in an amount equal to at least 25% of the shares initially issued to them as part of the

Recapitalization Transactions (the “Initial Investor Shares”) on the following actions to the extent that they require a vote of Omaha stockholders: (a) any Change of Control transaction; and (b) any amendment of the certificate of incorporation to the extent required to accommodate any of the foregoing transactions or any increase in authorized capital required in connection with conversion or proposed conversion of Class L Shares into Class A Shares. Subject to compliance with drag-along obligations (described below), the Founders would be free to vote shares on all matters in any manner they wish. As used herein, the term “Investor Majority” means the holders of a majority of all voting shares held by the Investors at any relevant time.

Change of Control:	A “Change of Control” will mean (i) any consolidation or merger of Omaha with or into any other entity, or any other corporate reorganization or transaction (including the acquisition of capital stock of Omaha), whether or not Omaha is a party thereto, in which the stockholders of Omaha immediately prior to such consolidation, merger or reorganization and their Affiliated Funds, own capital stock either (x) representing less than 50% of the economic interests in or voting power of Omaha or other surviving entity immediately after such consolidation, merger or reorganization or (y) that does not have the power to elect a majority of the entire board of directors of Omaha or other surviving entity immediately after such consolidation, merger or reorganization, (ii) any transaction or series of related transactions, whether or not Omaha is a party thereto, after giving effect to which in excess of 50% of Omaha’ voting power is owned by any person or group of persons and their respective affiliates, other than the Investors, excluding, in any case referred to in clause (i) or (ii) any IPO or bona fide primary or secondary public offering following the occurrence of an IPO; or (iii) a sale, lease or other disposition of all or substantially all of the assets of Omaha and its Principal Subsidiaries (taken as a whole).

Pari Passu:	The Founder Shares and Investor Shares will be of the same Class(es) and, for each class without regard to whether owned by Founders or Investors, will be entitled to equal treatment in respect of Change of Control Transactions, dividends, distributions (whether by merger or otherwise), issuer repurchases of Shares or similar recapitalization transactions. In addition, Stockholders (including the Founders) will be entitled to the preemptive right, tag-along, drag-along, piggy-back and other registration rights and 144 sale coordination and notice rights described herein.
Limitations on Transfer

Transfer Restrictions:	Prior to the earlier of an IPO or Change of Control, no Stockholder may transfer shares to an entity that competes with Omaha or the Principal Operating Subsidiaries in any material respect without the consent of either (x) at such times as the Investors own shares in an amount equal to at least 25% of the Initial Investor Shares, the Investor Majority, and (y) at such times as the Investors own shares in an amount less than 25% of the Initial Investor Shares, the Board of Directors.

Prior to the earlier of an IPO or a Change of Control, no Stockholder may transfer shares without the consent of either (x) at such times as the Investors own shares in an amount equal to at least 25% of the Initial Investor Shares, the Investor Majority, and (y) at such times as the Investors own shares in an amount less than 25% of the Initial Investor Shares, the Board of Directors, in either case other than (i) transfers to Permitted Transferees (which may include Omaha), and (ii) transfers approved by the Investor Majority (or, if after the Investors own shares in an amount less than 25% of the Initial Investor Shares, the Board of Directors) and to which tag-along or drag-along provisions (described below) apply.

“Permitted Transferee” means, (i) with respect to an Investor, such Investor’s Affiliated Funds, (ii) with respect to any natural person, members of the immediate family of such person and (upon death) such persons heirs / estate, (iii) a trust or other entity formed for estate planning purposes or (iv) Omaha.

Permitted Transferees will be required to become party to the Stockholders Agreement with respect to those shares transferred. Shares that are transferred by an Investor to one of its Affiliated Funds will retain their character as Investor Shares under the Stockholders Agreement; Shares that are transferred by a Founder to his or her estate, immediate family member, or trust for estate planning purposes will retain their character as Founder Shares under the Stockholders Agreement; and Shares that are transferred by any Management Holder to his or her estate, immediate family member, or trust for estate planning purposes will retain their character as Management Shares under the Stockholders Agreement.

Rights of First Offer:	After an IPO and until such time as the Investors hold less than 20% of all outstanding shares, no Stockholder party to the Stockholder Agreement (other than THL Investors in a transfer to which Tag-Along Rights apply) may transfer shares (other than transfers to Permitted Transferees) without first offering to transfer the shares to the Investors on a pro rata basis (based on ownership at the time of the transfer). Customary ROFO mechanics of notice, offer, and term restrictions.

ROFO will not apply to Shares sold (i) in registered public offerings, which are covered in Registration Rights below or (ii) pursuant to Rule 144.

Tag-Along Rights:	Prior to an IPO, Stockholders will have the right to participate on a pro rata basis, on equivalent terms and conditions, in any transfer or series of related transfers by an Investor to a person who is not a Permitted Transferee.

Following an IPO, Investors and Founders will have the right to participate on a pro rata basis, on equivalent terms and conditions, in any block sale or other private transfer or series of related private transfers by an Investor or Founder to any person(s) who are not Permitted Transferees of the transferor, but not in any sales effected in broker transactions or directly with a market maker (as to which the 144 Sales Coordination and Notice provisions described below will apply) or any registered offering (as to which the Registration Rights provisions described below will apply).

All tag-along provisions will expire upon a Change of Control.

Drag-Along Rights:	If the Investor Majority proposes to transfer shares in a single transfer or series of related transfers that would (together with all shares being dragged along) result in a Change of Control at a time when the Investors own shares in an amount equal to at least 25% of the Initial Investor Shares, then the Investor Majority may cause all other Stockholders to transfer shares on the same terms and conditions as those received by the Investor Majority, provided that in the case of a sale to an Affiliate of any Investor the exercise of such Drag-Along rights will be subject to approval of the transaction by holders of a majority of shares held by unaffiliated Investors. Drag-Along rights will expire upon an IPO.

Tag and Drag Mechanics:	If at the time of a sale subject to tag-along or drag-along rights and obligations the Company has issued and outstanding shares of more than one class, then tag-along or drag-along percentages (as applicable) will be class-based (e.g., common shares on common shares, preferred shares on preferred shares, etc.) and will include any convertible securities on all relevant classes.

Each participating seller in a tag- or drag-along sale will (a) enter into such agreements as reasonably requested by the initiating seller to which the initiating seller is also party, including agreements to (i) make individual representations, warranties and covenants as to unencumbered title to the shares and the power to transfer such shares, (ii) be liable as to such representations, warranties and covenants, in each case to the same extent, but with respect to its own shares, as the initiating seller and (iii) vote in favor of or take other actions appropriate to approve the transaction; and (b) be liable to the same extent (on a pro rata basis) as the initiating seller in respect of other representations, warranties, covenants and agreements in respect of Omaha and its subsidiaries, provided that the aggregate amount of liability described in this clause (b) will not exceed the lesser of (x) such seller’s pro rata portion of any such liability or (y) the proceeds to such seller in connection with the sale. In addition, in the case of a drag-along sale in which any Founder is required to sell by the Drag-Along rights described in the preceding section, Founder’s liability described in clause (b) (i.e., in respect of such other representations, warranties, covenants and agreements in respect of Omaha and its subsidiaries) will not exceed the lesser of (x) such Founder’s pro rata portion of any such liability or (y) one-third (33-1/3%) of the proceeds to such Founder in connection with the sale.

The Stockholders Agreement will contain other customary mechanics (e.g., exception from tag in stock-for-stock deal if inclusion of any unaccredited investor would violate law, require delivery of additional information, etc.).

144 Sales (Coordination and Notice):	Following an IPO, the Investors, the senior Management Holders and the Founders will use reasonable efforts to coordinate efforts to transfer shares pursuant to Rule 144 in a fashion that permits each to sell its pro rata share of any group volume limitation.

These coordination provisions may be suspended from time to time or terminated at the election of either (x) at any time when the Investors own shares in an amount not less than 25% of the Initial Investor Shares, at the election of the Investor Majority or (y) at any time after the Investors own less than 25% of the Initial Investor Shares, at the election of the holders of a majority of the Shares then subject to these coordination and notice provisions. During any suspension period, the Investor Majority (or, if applicable holders of a majority of the Shares then subject to these coordination and notice provisions) may elect to require the Investors, the senior Management Holders and the Founders to provide one another with advance notice of proposed transfers of shares pursuant to Rule 144, but no coordination of sales would be required.

Distributions to LPs:	Until the earlier of three years after an IPO and the time at which an Investor owns less than 5% of the outstanding shares, such Investor must provide at least 10 days’ prior notice to each other stockholders that then owns (individually or together with its Affiliated Funds or other affiliates) more than 5% of outstanding shares of any plans to distribute unregistered shares and use reasonable efforts to coordinate the timing of any such distribution with other Investors choosing to distribute unregistered shares at such time.

Miscellaneous

Participation Rights:	Prior to an IPO or a Change of Control, each Investor, Founder and (subject to customary exceptions for unaccredited investors, etc) Management Holder will be entitled to participate pro rata (based on shares owned) in primary offerings of equity or convertible debt of Omaha or any of its subsidiaries to any Investor or Founder, or any of their respective affiliates (it being agreed that Founders will be able to participate in such offerings on the same basis as Investors whether or not the offering is not primarily directed toward Investors).

Call Rights:	Prior to an IPO, the Company will have the right to purchase vested Shares held by Management Holders following termination of employment as follows: (x) In the event of a termination for cause, the Company will have a call right at the lower of cost or FMV with respect to incentive equity but not rolled over or purchased equity (for which only call right in (y) will apply); and (y) In the event of a termination of employment for any other reason (e.g., death, disability, voluntary resignation, involuntary termination without cause), the Company will have a call right all equity (including purchased, rollover equity, if any, or vested restricted stock or other incentive equity) at FMV.

All stock options or restricted securities that have not vested at the time of termination shall be forfeited to the Company.

Amendment & Waiver:	Amendments or waivers require the approval of holders of a majority of all shares held by parties to the stockholder agreements, with customary provisions for special approval requirements for amendments and waivers that discriminate by share designation or against particular Stockholders. The following shall require the approval of any Investor or Founder who would be adversely affected in any material respect thereby: (a) amending provisions related to transfer restrictions; (b) amending drag-along and tag-along provisions; (c) amending provisions affecting rights to demand or to participate in registered offerings or in other offerings by Omaha; and (d) reducing (pre-IPO) the number of directors that a Stockholder (or group) is entitled to designate or elect.

VCOC Rights:	Each Investor may enter into a standard VCOC management rights letter with Omaha[, Midco] and the Principal Operating Subsidiaries.
Registration Rights

Registration Rights:	The Investor Majority may exercise demand rights to cause an IPO. If there is a secondary offering of Shares in the IPO, the Founders will be able to also sell Shares in the IPO, in an amount equal to the greater of (x) the Founder’s pro rata share based on relative ownership and (y) $75 million of Shares (at IPO price). After the IPO, the Investor Majority will have (subject to piggyback registration rights described below) the first 3 demand registration rights post-IPO, and thereafter unlimited S-3 demand rights. Following the first 3 post-IPO registrations, any Investor or Founder may exercise demand registration rights, subject to the following: (i) not more than one demand in any 180 day period without consent of the Investor Majority; and (ii) each demand must be for at least $75 million unless otherwise consented to by Investor Majority. In addition, if within the first four years after an IPO the Investor Majority has not initiated 3 post-IPO demands, as described above, then notwithstanding the foregoing limitations any Investor and/or the Founders will have a right to exercise demand registrations, subject to the following: (i) not more than one demand in any 180 day period without consent of the Investor Majority; and (ii) each demand must be for at least $75 million unless otherwise consented to by Investor Majority. In addition, at such time after the IPO as the Investors no longer hold more than 25% of the Initial Investor Shares and have recouped in cash (from sale proceeds, dividends or other distributions paid in respect of Shares) 100% of their cost basis for all Shares (whether or not 3 post-IPO demands by the Investors have been made and whether or not any particular period of time has expired after the IPO), then any Investor or Founder may exercise demand registration rights, subject to the following: (i) not more than one demand in any 180 day period; and (ii) each demand must be for at least $75 million. All Stockholders (Investors, Founders and Management Holders) will be entitled to customary pro rata piggyback registration rights on public offerings of Omaha’ stock. All underwriter’s cutbacks will be on a pro rata basis for all selling Stockholders (based on relative ownership percentages), subject to underwriter determinations regarding marketability / pricing. In addition, after the fourth anniversary of the IPO, the Investors and Founders (or any subset or group thereof) may cause the Company to use reasonable efforts to file and cause to become effective a shelf registration statement on Form S-3 in respect of shares pursuant to which they may sell Shares in an underwritten shelf takedown or by other means, subject to standard blackout provisions (but in no event will the number of un-blacked-out days per year be less than 240 days), and only if and for so long as such shelf registration covers not less than $75 million worth of Shares

Omaha will pay reasonable expenses of Investors and Founders in connection with registrations and sale (other than underwriters’ discount and commissions).

Definitive agreement will include customary provision regarding cooperation in connection with public offerings, including agreements regarding entering into customary underwriting agreements, and providing reasonable assistance with respect to due diligence and road show presentations.

The foregoing terms, which will be embodied in a new registration rights agreement, will replace any pre-existing registration rights agreements (and prior registration rights agreements with Founders will be terminated).

Each Stockholder owning more than three percent (3%) of outstanding Shares will be bound by any lock-up agreement in connection with a public offering in the form and for the period entered into:
Market Standoff:	(i) in the case of an IPO, by the Investor Majority, and (ii) otherwise, by the holders of a majority of the shares participating in the offering. The lock-up agreement will cover a period of no more than 90 days (180 days in the case of an IPO) plus such additional time (not to exceed 20 days) as may be required to permit the managing underwriters’ analyst to publish research updates; provided, that no holder will be obligated to be bound by a lock-up agreement unless the Investors that hold a majority of shares held by all Investors approve such lock-up agreement.

Termination of Rights:	Registration rights expire as to any share: (i) when the share ceases to be subject to the Stockholders Agreement, (ii) when the share is sold under an effective registration statement, (iii) when the share is sold under Rule 144 or 145, (iv) when disposition of such share is permitted under Rule 144 or 145 and the holder, together with its affiliates, holds no more than 1% of the applicable class or (v) when the share has been otherwise transferred, an unlegended certificate for the share has been issued and the share can thereafter be sold without registration.

Sponsor Management Agreement

General:	Omaha and the Principal Operating Subsidiaries will enter into a management agreement with the Investors’ respective management or advisory affiliates, with terms and conditions customary for transactions of this type.

Transaction Fees:	$40 million transaction fee in connection with the recapitalization transaction, split between THL management company and Quadrangle management company pro rata in proportion to the Investors’ share ownership at closing. Subsequent transaction fee of 1% of gross transaction value, shared between the Investors management companies in proportion to the Investors’ share ownership at the time the fee is paid.

Management Fee:	$4 million annual fee which will be paid quarterly in advance, shared between THL and Quadrangle management companies in proportion to the Investors’ share ownership at the time the fee is paid. Ten year evergreen term on management contract, terminable upon IPO, change of control or at election of Investor Majority, subject in each case to termination fee equal to net present value (based on ten-year treasury rate at time) of 7-years’ of annual management fees.
Founder Restrictive Covenants Agreement

General:	Founders will enter into a confidentiality, non-competition and non-solicitation agreement pursuant to they: (i) agree to maintain confidentiality of proprietary information and (ii) until the later of 3 years from closing or such time as the Founders no longer own more than 10% of outstanding Shares, (x) agree not to directly or indirectly compete with the Company or its subsidiaries or advise or otherwise assist their competitors, and (y) agree not to solicit or hire current or former employees (other than the Founders’ personal assistant and subject to a right to hire former employees who have not been employed by the Company or any of its subsidiaries for a period of more than 12 months), solicit customers or encourage customers to terminate or change their relationship with the Company and its subsidiaries.